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RECEIVED
2008 OCT -7 P 12:03
FICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08005236

2 October 2008

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

BY COURIER

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose 2 bound documents containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 01 July 2008 up to 18 September 2008, and filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited ("SATS") from 11 July 2008 up to 08 August 2008.

Yours truly

Shireena Woon
Vice President, Corporate Services

PROCESSED
OCT 09 2008
THOMSON REUTERS

encl

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DISCLOSURE IN COMPLIANCE WITH RULE 704(27) OF THE LISTING MANUAL ON THE GRANT OF EMPLOYEE SHARE OPTIONS

Pursuant to Rule 704(27) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Singapore Airport Terminal Services Limited ("SATS") wishes to announce the following details on the grant of Employee Share Options:

1.	**Date of grant**	1 July 2008
2.	**Exercise price of options granted**	$2.17
3.	**Number of options granted**	13,750,800 shares
4.	**Market price of SATS securities on the date of grant**	$2.21
5.	**Number of options granted to directors and controlling shareholders (and their associates), if any**	Nil
6.	**Validity period of the options**	10 years

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

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(1)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	01-Jul-2008 18:29:20
Announcement No.	00109

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Disclosure in Compliance with Rule 704(27) of the Listing Manual on the Grant of Employee Share Options
Description	
Attachments	SATS_Employee_Share_Options.pdf Total size = **26K** (2048K size limit recommended)

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This is the SATS operating data for June 2008 and First Quarter of FY2008-09:

	June 2008	June 2007	% change
Unit Services Handled ('000)	6.81	6.70	+ 1.7
Flights Handled ('000)	7.28	7.04	+ 3.4
Cargo/Mail Processed ('000 tonnes)	132.43	127.59	+ 3.8
Passengers Handled ('M)	2.70	2.66	+ 1.6
Unit Meals Produced ('M)	1.72	1.67	+ 3.3
Gross Meals Produced ('M)	2.16	2.08	+ 3.6

	First Quarter FY2008-09 (Apr – Jun 08)	First Quarter FY2007-08 (Apr – Jun 07)	% change
Unit Services Handled ('000)	20.81	20.27	+ 2.6
Flights Handled ('000)	22.10	21.35	+ 3.5
Cargo/Mail Processed ('000 tonnes)	396.27	378.00	+ 4.8
Passengers Handled ('M)	7.92	7.60	+ 4.2
Unit Meals Produced ('M)	5.19	4.97	+ 4.4
Gross Meals Produced ('M)	6.48	6.20	+ 4.4

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

For June 2008, all operating indices recorded improvement over the corresponding month last year. The same trend was also seen in the first quarter of FY2008-09.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65-65418200 Fax: 65-65418204

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	14-Jul-2008 18:34:49
Announcement No.	00107

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for June 2008
Description	
Attachments	SATS-OperatingData-June2008.pdf Total size = **25K** (2048K size limit recommended)

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	16-Jul-2008 18:02:33
Announcement No.	00067

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SATS Releases 1QFY2008/09 Results on 24 July 2008
Description	Singapore, 16 July 2008 - Singapore Airport Terminal Services Limited (SATS) will be announcing its financial results for the first quarter ended 30 June 2008 on Thursday, 24 July 2008, during the midday trading break. The financial results will be made available on our website at: http://www.sats.com.sg/newsats/investor_relations/financial_results.html Investor & Media Contact: Sandy Leng Manager Investor Relations, SATS Tel : (65) 6541 8200 Fax : (65) 6541 8204 Email : sandy_leng @singaporeair.com.sg
Attachments	Total size = **0** (2048K size limit recommended)

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In Summary...

- Q1 performance for our Singapore Ops was within plan. Our business fundamentals remain sound.
- Overseas contribution was weaker than expected, consequent on the challenging aviation markets. Our effort to improve performance continues.
- In spite of the challenging environment, we are steadfast in reviewing overseas opportunities.
- SATS is well-positioned to take advantage of the challenges ahead.

Business Outlook

The slowing world economy will continue to dampen global air traffic growth. At the Singapore Hub, we are cautiously optimistic that there will be modest revenue growth as our key customers continue to take delivery of new aircraft. We expect continual upward trend in fuel and food costs.

Our share of associates' profits this year will be lower due to the lower passenger loads and more flight cancellations in India and China. We are reviewing the emerging situation to adjust capacity where possible. However, we maintain our positive long-term outlook on these economies.

Moving forward, we will continue to focus on operational performance and product innovation while strengthening our relationships with key customers. We aim to be their first-choice partners at all our network locations and will continue to expand this network.

Group Costs & Productivity Ratios

	1Q08/09	1Q07/08	% Change
Average Staff Strength	8,537	7,737	10.3
Staff Costs as % of Total Costs	53.6	54.3	(0.7) pts
Value Added per $ Employee Cost	1.64	1.91	(14.3)
Value Added per $ Employee Cost (including Contract Services)	1.55	1.77	(12.5)

- Increase in staff strength due to recruitment of NTS workers and additional staff for T3 ops
- Lower value-added per $ employee cost due to under-recovery of new capacity

Staff costs as a % of total costs declined despite higher staff strength

Group Margins & Ratios

	1Q08/09	1Q07/08	% Change
Operating Margin (%)	15.7	19.7	(4.0) pts
EBITDA Margin (%)	22.2	26.1	(3.9) pts
PBT Margin (%)	18.1	26.5	(8.4) pts
Net Margin – SIN only (%)	12.7	16.8	(4.1) pts
Net Margin – incl Assocs (%)	14.1	20.6	(6.5) pts

Earnings Per Share (cents)	3.2	4.5	(28.9)
Net Asset Value Per Share ($)	1.31	1.29	1.6
Debt Equity Ratio	0.15	0.15	-
Economic Value Added ($M)	6.2	17.5	(64.6)

Group Balance Sheet

($M)	As at 30 Jun 08	As at 31 Mar 08
Total Equity	1,418.4	1,387.9
Long-Term Loan	207.1	207.2
Other Long-Term Liabilities	70.2	70.7
Current Liabilities	211.5	183.7
Total Equity & Liabilities	1,907.2	1,849.5
Fixed Assets	554.5	564.8
Associated Companies	325.6	333.3
Other Non-Current Assets	28.4	24.8
Current Assets		
Cash & Cash Equivalents*	828.0	744.7
Other Current Assets	170.7	181.9
Total Assets	1,907.2	1,849.5

- **Total equity rose 2.9%**
- **Current liabilities rose 15.1% due to higher tax and bonus provisions**

** Include short-term non-equity investments*

Strong balance sheet and cash position

Group Cash Flow

($M)	1Q08/09	1Q07/08
Cash & Equivalents beginning of period	700.3	577.5
- Net Cash provided by Operating Activities	83.8	65.2
- Net Cash provided by / (used in) Investing Activities	(1.6)	10.2
- Net Cash from Financing Activities	0.6	15.4
Net increase in Cash & Cash Equivalents	82.8	90.8
Exchange Rate Changes	(0.1)	-
Cash & Equivalents end of period	783.0	668.3

Continual strong operating cash flow generation

Associates' Contribution – Change in PBT

		Δ (S$M)
INFLIGHT CATERING JVs		
BAIK	Beijing, China	-
MCS	Macau, China	-
MEC	Philippines	(0.2)
MIC	Maldives	(0.2)
TMIK	Chennai, India	(0.1)
TSAC	India	(1.7)
	SUB-TOTAL	(2.2)
GROUND HANDLING JVs		
AAT	HK SAR, China	(1.5)
BGS	Beijing, China	(2.0)
EGAC	Taipei, ROC	(0.3)
EGAS	Taipei, ROC	(0.4)
JAS	Indonesia	(2.1)
TCS	HCM, Vietnam	0.4
	SUB-TOTAL	(5.9)

- TSAC : lower business volumes, higher food prices & additional overheads from 2 new kitchens
- BGS : higher expenditure due to T3 ops
- TCS : higher cargo volumes

Associates' Contribution – EBITDA & PBT

(S$M)	1Q08/09	1Q07/08	% Change
EBITDA Contribution	11.8	20.5	(42.8)
Inflight Catering	3.2	4.9	(36.1)
Ground Handling	8.6	15.6	(44.9)
PBT Contribution	4.4	12.5	(64.8)
Inflight Catering	2.0	4.2	(52.4)
Ground Handling	2.4	8.3	(71.1)
Assocs' Contribution to Group PBT (%)	10.0	20.3	(10.3) pts
PBT Contribution excl VAT	8.1	12.5	(35.2)
Assocs' Contribution to Group PBT (%) excl VAT	18.4	20.3	(1.9) pts

- **Weak market conditions experienced by JVs in India, China, Hong Kong & Taiwan**
- **Higher staff & food costs**
- **One-off $3.7M tax provision in respect of prior years**

All JVs remain profitable in a challenging environment

Composition of Group Expenditure


Other Costs
(9.9%)
12.1%
Company Accommodation & Utilities
(8.7 %)
8.4%
Depreciation Charges
(8.0%)
7.3%
7.5%
11.1%
53.6%
Licensing Fees
(8.0%)
Cost of Raw Materials
(11.1%)
Staff Costs
(54.3%)

Figures in ( ) refer to composition for 1Q07/08

Other Costs as % of Expenditure up 2.2% pts due to mainly to higher fuel costs

Group Expenditure

($M)	1Q08/09	1Q07/08	% Change
Staff Costs	110.2	101.3	8.8
Cost of Raw Materials	22.9	20.7	10.6
Licensing Fees	15.5	15.0	3.3
Depreciation Charges	15.1	15.0	0.7
Coy Accommodation & Utilities	17.3	16.3	6.1
Other Costs	24.8	18.5	34.1
Total	205.8	186.8	10.2

- **Staff Costs up due to additional staff for T3 ops, service increment & higher employer CPF contribution**
- **Food Costs rose due to higher meal volumes & inflation which accounted for 3% out of the 11% increase in costs**
- **Costs also increased from higher fuel charges, maintenance & CAAS counter rentals**

Higher costs from T3 ops (new capacity), inflation & higher oil prices

Revenue Contribution


Security Services
(4.8 %)
Others
(5.3 %)
5.1%
4.9%
44.2%
45.8 %
Inflight Catering
(44.7 %)
Ground Handling
(45.2 %)

Figures in ( ) refer to composition for 1Q07/08

Revenue contribution from ground handling improved by 0.6% pts

Group Segmental Revenue

($M)	1Q08/09	1Q07/08	% Change
Ground Handling	111.8	105.0	6.5
Inflight Catering	107.9	104.0	3.8
Security Services	12.5	11.2	11.6
Others	11.8	12.3	(4.1)
Total	244.0	232.5	4.9
Unit Services ('000)	20.8	20.3	2.6
Cargo/Mail Processed ('000 tonnes)	396.3	378.0	4.8
Unit Meals ('M)	5.2	5.0	4.4

- Ground handling revenue up due to higher unit services and higher cargo throughput
- Inflight catering revenue improved with more meals produced & more higher value meals uplifted
- Revenue from Security Services increased due to higher demand for cargo screening & guard srevices

Revenue grew on the back of higher volumes across all businesses

Group Financials

($M)	1Q08/09	1Q07/08	% Change
Operating Revenue	244.0	232.5	4.9
Operating Expenditure	205.8	186.8	10.2
Operating Profit	38.2	45.7	(16.4)
EBITDA	54.1	60.6	(10.7)
Share of Profits from Associated Companies	4.4	12.5	(64.8)
PBT	44.1	61.6	(28.4)
PATMI	34.5	47.7	(27.7)

New capacity in T3 ops, weaker overseas contribution and one-off provision offset impact of higher local revenue

1Q Performance

GROUP

1Q08/09

	1Q08/09	vs 1Q07/08	
Revenue	$244.0M	+$11.5M (+4.9%)	• Higher business volumes across all ops
Expenditure	$205.8M	+$19.0M (+10.2%)	• T3 ops, higher staff costs, food costs & fuel charges
Op Profit	$38.2M	-$7.5M (-16.4%)	
PATMI	$34.5M	-$13.2M (-27.7%)	• Lower overseas profits (BGS & TSAC) & interest income

1Q08/09 Summary

- Revenue up 4.9% from higher volumes
  - Unit services +2.6%   Cargo + 4.8%   Unit Meals +4.4
  - No flight cancellation from our customers at Changi to-date
- Higher expenditure due to new capacity from T3 ops, higher wages, food costs and fuel charges
- Overseas Associates saw weaker domestic demand, especially in India. High inflation and capacity expansion contributed to higher costs
- One-off tax provision in respect of prior years also lowered Asscociates' contribution

Forward Looking Statements

This presentation may contain forward-looking statements regarding, among other things, the Company's outlook, business and strategy which are current as of the date they are made. These forward-looking statements are based largely on the current assumptions, expectations and projections of the directors and management of SATS about our business, and the industry and markets in which we operate. These statements are not guarantees of SATS' future performance and are subject to a number of risks and uncertainties, some of which are beyond the Company's control and are difficult to predict. Future developments and actual results could differ materially from those expressed in the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information will prove to be accurate. SATS does not undertake to update these forward-looking statements to reflect events or circumstances which arise after publication.

1Q FY2008/09 Performance Review

24 July 2008

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A Subsidiary of SINGAPORE AIRLINES

ANNEX A

GROUP FINANCIAL STATISTICS

	1Q FY2008-09	1Q FY2007-08
Financial Results ($m)		
Total revenue	244.0	232.5
Total expenditure	205.8	186.8
Operating profit	38.2	45.7
Share of profits from associated companies	4.4	12.5
Profit before tax	44.1	61.6
Profit attributable to equity holders	34.5	47.7
Per Share Data		
Earnings after tax (cents) - basic [R1]	3.2	4.5
- diluted [R2]	3.2	4.4
Return on turnover (%)	14.1	20.6
Economic Value Added	6.2	17.5

Financial Position ($m)	As at 30 Jun 2008	As at 31 Mar 2008
Share capital	250.4	250.1
Revenue reserve	1,200.5	1,166.0
Foreign currency translation reserve	(61.3)	(54.2)
Share-based compensation reserve	18.8	16.8
Statutory reserve	5.9	5.9
Fair value reserve	(0.4)	(0.7)
Equity attributable to equity holders	1,413.9	1,383.9
Total assets	1,907.2	1,849.5
Total debt	207.9	208.0
Total debt equity ratio (times) [R3]	0.15	0.15
Net asset value per share ($) [R4]	1.31	1.29

R1 Earnings after tax per share (basic) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue.

R2 Earnings after tax per share (diluted) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

R3 Total debt equity ratio is total debt divided by equity attributable to equity holders.

R4 Net asset value per share is computed by dividing equity attributable to equity holders by the number of ordinary shares in issue.

ABOUT SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (SATS)

Singapore Airport Terminal Services Limited (SATS) is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 18 overseas investments covering more than 40 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS has been listed on the Singapore Exchange since May 2000.

ANNOUNCEMENT INFORMATION

The complete SATS Group's 1Q FY2008-09 results are available on the following websites: www.sats.com.sg and www.irasia.com/listco/sg/sats/index.htm.

INVESTOR AND MEDIA CONTACTS:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Ang Shih Huei (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9189 1039 (after office hours)
Fax: (65) 6339 9578
Email: sang@gavinanderson.com.sg

GROUP FINANCIAL POSITION (as at 30 June 2008)

The Group's total equity rose 2.2% (+$30.5 million) to $1,418.4 million, compared to $1,387.9 million as at 31 March 2008. The increase came from profits earned in the first quarter.

Net asset value per share saw a slight increase from $1.29 as at 31 March 2008 to $1.31.

Total assets grew 3.1% or $57.7 million to $1,907.2 million.

Debt equity ratio of the Group remained at 0.15.

GROUP OPERATING PERFORMANCE

The Group saw an increase in business volumes in the first quarter of FY2008-09.

	1Q FY2008-09	1Q FY2007-08	% change
Passengers handled ('M)	7.92	7.60	+ 4.2
Meals produced ('M)	6.48	6.20	+ 4.4
Flights handled ('000)	22.10	21.35	+ 3.5
Cargo/mail processed ('000 tonnes)	396.27	378.00	+ 4.8

OUTLOOK

The slowing world economy will continue to dampen global air traffic growth. At the Singapore Hub, we are cautiously optimistic that there will be modest revenue growth as our key customers continue to take delivery of new aircraft. We expect continual upward trend in fuel and food costs.

Our share of associates' profits this year will be lower due to the lower passenger loads and more flight cancellations in India and China. We are reviewing the emerging situation to adjust capacity where possible. However, we maintain our positive long-term outlook on these economies.

Moving forward, we will continue to focus on operational performance and product innovation while strengthening our relationships with key customers. We aim to be their first-choice partners at all our network locations and will continue to expand this network.

sats
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A Subsidiary of SINGAPORE AIRLINES

No. 01/09 24 July 2008

SATS POSTS $34.5M NET PROFIT IN FIRST QUARTER

HIGHLIGHTS OF THE SATS GROUP'S RESULTS

(in $m)		1Q FY2008-09 (Apr - Jun 08)	Year-on-Year change (%)
• Operating revenue		244.0	+ 4.9
• Operating profit		38.2	- 16.4
• Share of profits of associated companies		4.4	- 64.8
• Profit attributable to equity holders		34.5	- 27.7
• Earnings per share (cents)	- basic	3.2	- 28.9
	- diluted	3.2	- 27.3

GROUP EARNINGS

Group operating revenue grew 4.9% (+$11.5 million) to $244 million on the back of higher business volumes in the first quarter of FY2008-09.

Operating expenditure rose 10.2% (+$19.0 million) to $205.8 million due principally to higher staff costs for Terminal 3 operations at Changi Airport. Higher food, fuel and utilities costs also contributed to the higher expenditure.

As a result, the Group earned an operating profit of $38.2 million, 16.4% (-$7.5 million) lower than a year ago while operating margin dipped 4% points to 15.7%.

Share of associates' profits fell 64.8% (-$8.1 million) to $4.4 million due mainly to:

- a one-off $3.7 million tax provision in respect of prior years; and
- higher costs and lower meal volumes.

Net profit attributable to equity holders was $34.5 million, 27.7% (-$13.2 million) lower than the corresponding quarter last year.

Note: The SATS Group's unaudited results for the first quarter ended 30 June 2008 were announced on 24 July 2008. A summary of the financial statistics is shown in Annex A. (All monetary figures are in Singapore Dollars. The Group comprises the parent holding unit, its subsidiaries and associated companies).

CONFIRMATION BY THE BOARD

We, Edmund Cheng Wai Wing and Chew Choon Seng, being two directors of Singapore Airport Terminal Services Limited (the "Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the first quarter of FY2008-09 financial results to be false or misleading in any material respect.

On behalf of the board of directors

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Singapore, 24 July 2008

13 Interested Person Transactions

13.1 The interested person transactions entered into during the first quarter ended 30 June 2008 and the first quarter of FY2007-08 are listed below:

	Aggregate value of all interested person transactions entered into during the financial years below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)	
	1Q2008-09	**1Q2007-08**
	$'000	$'000
Name of Interested Person		
Tiger Airways Pte Ltd	2,260	2,260
Singapore Airlines Limited	500	500
ST Electronics (Info Comm Systems) Pte Ltd	153	-
Singapore Technologies Kinetics Ltd	-	17,510
Jetstar Asia Pte Ltd / ValuAir Ltd	-	810
Total	2,913	21,080

Note: All the transactions set out in the above table were based on records from the Group's Register of Interested Persons Transactions for the financial period under review, and include transactions whose durations exceed the financial period under review. The transactions were based on actual or estimated values of the transactions for the entire duration of the relevant transactions in the case of fixed term contracts or annual/periodic values of the transactions in the case of open-ended contracts, taking into account agreed rates.

There were no non-mandated interested person transactions (excluding transactions of value less than S$100,000 and transactions under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) entered into during 1st quarters of FY2008-09 and FY2007-08.

BY ORDER OF THE BOARD
Shireena Woon
Company Secretary
24 July 2008
Singapore

Singapore Company Registration No: 197201770G

Cash Flow

The Group has a cash balance of $783.0 million as at 30 June 2008, an increase of $114.7 million compared to a year ago mainly from profits earned during the year.

Net cash from financing activities for the quarter was $0.6 million, compared to $15.4 million in the same quarter last year. The reduction was mainly due to lower number of share options exercised by the employee during the current review period.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK FOR FINANCIAL YEAR 2008-09

The slowing world economy will continue to dampen global air traffic growth. At the Singapore Hub, we are cautiously optimistic that there will be modest revenue growth as our key customers continue to take delivery of new aircraft. We expect continual upward trend in fuel and food costs.

Our share of associates' profits this year will be lower due to the lower passenger loads and more flight cancellations in India and China. We are reviewing the emerging situation to adjust capacity where possible. However, we maintain our positive long-term outlook on these economies.

Moving forward, we will continue to focus on operational performance and product innovation while strengthening our relationships with key customers. We aim to be their first-choice partners at all our network locations and will continue to expand this network.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date Payable

Not applicable

(d) Books Closure Date

Not applicable

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

8(a)(ii) Detailed financial analysis for first quarter ended 30 June 2008

Operating Revenue

The segmental revenue and its composition are summarised below:

	1st Quarter				
	2008-09		2007-08		
	$Million	%	$Million	%	% Change
Inflight catering	107.9	44.2	104.0	44.7	+ 3.8
Ground handling	111.8	45.8	105.0	45.2	+ 6.5
Security Services	12.5	5.1	11.2	4.8	+ 11.6
Others #	11.8	4.9	12.3	5.3	- 4.1
Total	244.0	100.0	232.5	100.0	+ 4.9

\# Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

The Group's operating revenue grew 4.9% to $244.0 million because of higher business volumes.

Revenue from inflight catering increased 3.8% from $104.0 million to $107.9 million because of the increase in volume of inflight meals uplifted.

Revenue from ground handling increased 6.5% from $105.0 million to $111.8 million because of the increase in flights and cargo throughput.

Revenue from aviation security services increased 11.6% from $11.2 million to $12.5 million because of the increase in guarding and cargo screening services.

Revenue from other services decreased 4.1% to $11.8 million.

Operating Expenditure

Total operating expenditure for the Group increased 10.2% to $205.8 million mainly because of higher staff costs, raw material costs and utilities costs. Staff costs increased as a result of the capacity build-up for Changi Airport Terminal 3 operations. Higher raw material costs was due to higher catering volumes and price hikes.

Profit Contribution from Associated Companies

Profit contribution from overseas through associated companies decreased 64.8% from $12.5 million to $4.4 million due mainly to:

- a one-off $3.7 million tax provision in respect of prior years; and
- higher costs and lower meal volumes.

Balance Sheet

Total equity of the Group stood at $1,418.4 million, an increase of 2.2% compared to $1,387.9 million as at 31 March 2008. The increase was mainly from the profits made during the quarter.

Current assets increased $72.1 million or 7.8% to $998.7 million mainly due to higher cash generated during the period. Excluding cash and bank balances of $783.0 million, the non-cash current assets was $215.7 million as at 30 June 2008, $10.6 million or 4.7% lower than balance at 31 March 2008 due to lower outstanding debt from related company.

Current liabilities as at 30 June 2008 of $211.5 million, was $27.8 million or 15.1% higher than that at 31 March 2008 due to bonus and current tax provisions.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	1st Quarter	
	2008-09	2007-08
Earnings per share based on net profit attributable to shareholders (cents):		
(i) Basic *	3.2	4.5
(ii) Diluted **	3.2	4.4

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 30.06.2008	As at 31.03.2008	As at 30.06.2008	As at 31.03.2008
Net asset value per ordinary share (cents)	131.3	128.6	110.4	109.6

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP EARNINGS

8(a)(i) Financial highlights for first quarter ended 30 June 2008

Operating Profit and Net Profit

The Group's operating profit for the first quarter in FY2008-09 was $38.2 million, a decrease of $7.5 million or 16.4% compared to $45.7 million in the same period last year. The Group's profit attributable to the shareholders decreased 27.7% to $34.5 million.

(ii) Restricted Share Plan (RSP) and Performance Share Plan (PSP)

In addition to the Employee Share Option Plan, senior management staff are entitled to two share-based incentive plans, the RSP and PSP, which were approved by the shareholders of the Company on 19 July 2005.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% to 120% of the initial grant of the restricted shares and between 0% to 150% of the initial grant of the performance shares.

As at 30 June 2008, the number of shares outstanding under the Company's Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") were 517,394 and 183,851.

The details of the shares awarded under RSP and PSP are as follows:

	Number of Restricted Shares		
Date of grant	Balance at 01.04.2008	Cancelled	Balance at 30.06.2008
RSP			
02.10.2006	176,926	(1,282)	175,644
27.07.2007	345,750	(4,000)	341,750
	522,676	(5,282)	517,394

	Number of Performance Shares		
Date of grant	Balance at 01.04.2008	Cancelled	Balance at 31.03.2008
PSP			
02.10.2006	85,651	-	85,651
27.07.2007	98,200	-	98,200
	183,851	-	183,851

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have not been audited in accordance with Singapore Standards on Auditing.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at 31 March 2008 except for the adoption of the Financial Reporting Standards (FRS) and INT FRS that are mandatory for financial year beginning on or after 1 April 2008. The adoption of these FRS and INT FRS has no significant impact to the Group.

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) Employee Share Option Plan

As at 30 June 2008, the number of share options of the Company outstanding was 54,751,550 (30 June 2007: 49,651,705).

During the period April 2008 to June 2008, 165,600 shares were exercised under the SATS Employee Share Option Plan, which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

The movement of share options of the Company during the period April to June 2008 is as follows:

Date of Grant	Balance at 1.04.2008	Lapsed	Exercised	Balance at 30.06.2008	Exercise price #	Expiry date
28.3.2000	5,594,200	(338,300)	(50,000)	5,205,900	S$2.15	27.3.2010
3.7.2000	2,094,650	(165,700)	(28,600)	1,900,350	S$1.75	2.7.2010
2.7.2001	691,900	(147,500)	(13,600)	530,800	S$1.19	1.7.2011
1.7.2002	1,460,100	(176,300)	(8,400)	1,275,400	S$1.55	30.6.2012
1.7.2003	1,496,700	(2,600)	(10,400)	1,483,700	S$1.42	30.6.2013
1.7.2004	5,229,200	(16,950)	(28,600)	5,183,650	S$2.04	30.6.2014
1.7.2005	10,872,950	(34,900)	(26,000)	10,812,050	S$2.22	30.6.2015
3.7.2006	14,494,975	(35,075)	-	14,459,900	S$2.05	2.7.2016
2.7.2007	13,938,600	(38,800)	-	13,899,800	S$3.01	1.7.2017
	55,873,275	(956,125)	(165,600)	54,751,550		

Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all shares options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment. The Company has accounted for the modification in accordance to FRS 102. As the incremental fair value of the share options resulting from the modification is $nil, no adjustment is made to the share-based payment expenses in the current year.

STATEMENTS OF CHANGES IN EQUITY (Cont'd)
for the first quarter ended 30 June 2008 (in $ million)

THE COMPANY	Share Capital	Revenue Reserve	Share-based Compensation Reserve	Fair Value Reserve	Total Equity
Balance at 1 April 2008	250.1	914.1	16.8	(0.7)	1,180.3
Net fair value changes on financial assets	-	-	-	0.3	0.3
Profit for April-June 2008	-	5.4	-	-	5.4
Share-based payment	-	-	2.0	-	2.0
Share options exercised and lapsed	0.3	-	-	-	0.3
Balance at 30 June 2008	250.4	919.5	18.8	(0.4)	1,188.3
Balance at 1 April 2007	215.6	895.8	13.0	(0.1)	1,124.3
Profit for April-June 2007	-	13.0	-	-	13.0
Share-based payment	-	-	1.6	-	1.6
Share options exercised and lapsed	16.9	-	(1.5)	-	15.4
Balance at 30 June 2007	232.5	908.8	13.1	(0.1)	1,154.3

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY
for the first quarter ended 30 June 2008 (in $ million)

	Attributable to Equity Holders of the Company								
THE GROUP	Share Capital	Revenue Reserve	Share-based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
Balance at 1 April 2008	250.1	1,166.0	16.8	(0.7)	5.9	(54.2)	1,383.9	4.0	1,387.9
Net fair value changes on financial assets	-	-	-	0.3	-	-	0.3	-	0.3
Foreign currency translation	-	-	-	-	-	(7.1)	(7.1)	-	(7.1)
Net income and expense not recognised in the profit and loss accounts	-	-	-	0.3	-	(7.1)	(6.8)	-	(6.8)
Profit for April-June 2008	-	34.5	-	-	-	-	34.5	-	34.5
Net income and expense recognised for April-June 2008	-	34.5	-	0.3	-	(7.1)	27.7	-	27.7
Issuance of shares by a subsidiary	-	-	-	-	-	-	-	0.5	0.5
Share-based payment	-	-	2.0	-	-	-	2.0	-	2.0
Share options exercised and lapsed	0.3	-	-	-	-	-	0.3	-	0.3
Balance at 30 June 2008	250.4	1,200.5	18.8	(0.4)	5.9	(61.3)	1,413.9	4.5	1,418.4
Balance at 1 April 2007	215.6	1,111.3	13.0	(0.1)	5.6	(31.2)	1,314.2	3.9	1,318.1
Foreign currency translation	-	-	-	-	-	7.6	7.6	-	7.6
Net income and expense not recognised in the profit and loss accounts	-	-	-	-	-	7.6	7.6	-	7.6
Profit for April-June 2007	-	47.7	-	-	-	-	47.7	0.1	47.8
Net income and expense recognised for April-June 2007	-	47.7	-	-	-	7.6	55.3	0.1	55.4
Share-based payment	-	-	1.6	-	-	-	1.6	-	1.6
Share options exercised and lapsed	16.9	-	(1.5)	-	-	-	15.4	-	15.4
Balance at 30 June 2007	232.5	1,159.0	13.1	(0.1)	5.6	(23.6)	1,386.5	4.0	1,390.5

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASH FLOW STATEMENTS
for the first quarter ended 30 June 2008 (in $ million)

	1st Quarter 2008-09	1st Quarter 2007-08
Cash flows from operating activities		
Profit before taxation	44.1	61.6
Adjustments for:		
Interest income	(2.5)	(4.6)
Interest on borrowings	1.5	1.5
Depreciation and amortisation expenses	15.1	15.0
Effects of exchange rate changes	0.1	-
Gain on disposal of property, plant and equipment	(0.1)	-
Share of profits of associated companies	(4.4)	(12.5)
Share-based payment expense	2.0	1.6
Amortisation of deferred income	(0.4)	(0.3)
Operating profit before working capital changes	55.4	62.3
Decrease in debtors	2.0	3.0
Increase in prepayment	(0.4)	(1.7)
Increase in inventories	(0.8)	(1.4)
Decrease in amounts owing by related companies	11.0	7.7
Increase in creditors	17.6	4.4
Increase in amounts due from associated companies	(0.7)	(2.6)
Cash generated from operations	84.1	71.7
Income taxes paid	(0.3)	(6.5)
Net cash provided by operating activities	83.8	65.2
Cash flows from investing activities		
Capital expenditure	(4.1)	(1.2)
Repayment of loan from associated company	0.2	0.2
Dividends from associated companies	4.3	8.3
Proceeds from disposal of property, plant and equipment	0.1	-
Interest received from deposits	2.4	4.5
Purchase in short-term non-equity investments	(0.3)	(1.6)
Capital expenditure for setting up associated companies	(4.2)	-
Net cash (used in)/provided by investing activities	(1.6)	10.2
Cash flows from financing activities		
Repayment of term loans	(0.1)	-
Proceeds from issuance of shares by a subsidiary	0.5	-
Proceeds from exercise of share options	0.3	15.5
Bank charges on sale and lease back arrangement	(0.1)	(0.1)
Net cash from financing activities	0.6	15.4
Net increase in cash and cash equivalents	82.8	90.8
Effects of exchange rate changes	(0.1)	-
Cash and cash equivalents at 1 April	700.3	577.5
Cash and cash equivalents at 30 June	783.0	668.3

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 30.06.2008		As at 31.03.2008	
Secured *	Unsecured	Secured *	Unsecured
0.4	0.4	0.4	0.4

Amount repayable after one year

As at 30.06.2008		As at 31.03.2008	
Secured *	Unsecured	Secured *	Unsecured
3.8	203.3	3.8	203.4

Details of any collateral

* Secured by machineries belong to subsidiary, M/s Country Foods Pte Ltd and M/s SATS Airport Services Pte Ltd.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS At 30 June 2008 (in $ million)

	THE GROUP		THE COMPANY	
	30.06.2008	31.03.2008	30.06.2008	31.03.2008
Share capital	250.4	250.1	250.4	250.1
Reserves				
Revenue reserve	1,200.5	1,166.0	919.5	914.1
Share-based compensation reserve	18.8	16.8	18.8	16.8
Statutory reserve	5.9	5.9	-	-
Foreign currency translation reserve	(61.3)	(54.2)	-	-
Fair value reserve	(0.4)	(0.7)	(0.4)	(0.7)
Equity attributable to equity holders of the company	1,413.9	1,383.9	1,188.3	1,180.3
Minority interests	4.5	4.0	-	-
Total equity	1,418.4	1,387.9	1,188.3	1,180.3
Deferred taxation	47.9	47.9	30.9	30.9
Finance lease	3.8	3.8	-	-
Notes payable	200.0	200.0	200.0	200.0
Term loans	3.3	3.4	-	-
Deferred income	22.3	22.8	22.3	22.8
	1,695.7	1,665.8	1,441.5	1,434.0
Represented by:-				
Property, plant and equipment				
Leasehold land and buildings	444.8	451.1	-	-
Progress payments	7.1	5.5	0.8	0.7
Others	102.6	108.2	0.4	0.5
	554.5	564.8	1.2	1.2
Investment properties	-	-	428.2	434.5
Other non-current assets	12.4	8.2	12.4	8.2
Subsidiary companies	-	-	43.3	43.3
Associated companies	325.6	333.3	270.8	270.8
Loan to an associated company	1.1	1.2	1.1	1.2
Long-term investment	7.9	7.9	7.9	7.9
Intangible assets	7.0	7.5	0.5	0.5
Current assets				
Trade debtors	51.7	52.4	1.2	4.0
Other debtors	5.5	6.9	4.2	5.1
Prepayments	3.3	2.9	1.4	1.6
Related companies	260.4	184.2	184.4	106.6
Associated companies	1.1	0.4	1.1	0.4
Loan to an associated company	0.5	0.6	0.5	0.6
Inventories	14.7	13.9	0.3	0.3
Short-term non-equity investments	45.0	44.4	45.0	44.4
Fixed deposits	598.4	600.0	597.6	599.2
Cash and bank balances	18.1	20.9	8.5	13.0
	998.7	926.6	844.2	775.2
Less: **Current liabilities**				
Term loans	0.4	0.4	-	-
Trade creditors	136.5	117.8	22.7	19.3
Other creditors	9.5	9.0	1.9	1.8
Finance leases – current	0.4	0.4	-	-
Related companies	-	-	123.6	69.3
Provision for taxation	64.7	56.1	19.9	18.4
	211.5	183.7	168.1	108.8
Net current assets	787.2	742.9	676.1	666.4
	1,695.7	1,665.8	1,441.5	1,434.0

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A Subsidiary of SINGAPORE AIRLINES

UNAUDITED RESULTS FOR FIRST QUARTER ENDED 30 JUNE 2008

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the first quarter ended 30 June 2008 (in $ million)

	1st Quarter	
	2008-09	**2007-08**
REVENUE	244.0	232.5
EXPENDITURE		
Staff costs	(110.2)	(101.3)
Cost of raw materials	(22.9)	(20.7)
Licensing fees	(15.5)	(15.0)
Depreciation and amortisation charges	(15.1)	(15.0)
Company accommodation and utilities	(17.3)	(16.3)
Other costs	(24.8)	(18.5)
	(205.8)	(186.8)
OPERATING PROFIT	38.2	45.7
Interest on borrowings	(1.5)	(1.5)
Interest income	2.5	4.6
Amortisation of deferred income	0.4	0.3
Gain on disposal of property, plant and equipment	0.1	-
Share of profits of associated companies	4.4	12.5
PROFIT BEFORE TAXATION	44.1	61.6
Taxation	(9.6)	(13.8)
PROFIT FOR THE PERIOD	34.5	47.8
Profit attributable to:		
Equity Holders of the Company	34.5	47.7
Minority Interests	-	0.1
	34.5	47.8

Notes :

Foreign exchange loss, net	(0.8)	-

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First Quarter * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	24-Jul-2008 12:58:34
Announcement No.	00019

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	30-06-2008

Attachments

- SGX_1QFY0809.pdf
- MediaRelease_1QFY200809.pdf
- 1Q0809_Results_Slides.pdf

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	24-Jul-2008 18:38:39
Announcement No.	00080

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Results of 35th Annual General Meeting ("AGM") on 24 July 2008
Description	Pursuant to Rule 704(14) of the Listing Manual, Singapore Airport Terminal Services Limited is pleased to announce that all resolutions as set out in the Notice of AGM were passed by the shareholders at the AGM held today.
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Board Executive Committee ("EXCO")	
Edmund Cheng Wai Wing	Independent Member (Chairman, EXCO)
Mak Swee Wah	Non-Executive, Non-Independent Member
Ng Kee Choe	Independent Member

Audit & Risk Management Committee ("ARMC")	
Keith Tay Ah Kee	Independent Member (Chairman, ARMC)
David Zalmon Baffsky	Independent Member
Khaw Kheng Joo	Independent Member
Yeo Chee Tong	Independent Member

Nominating Committee ("NC")	
Khaw Kheng Joo	Independent Member (Chairman, NC)
Rajiv Behari Lall	Independent Member
Ow Chin Hock	Independent Member
Keith Tay Ah Kee	Independent Member

Remuneration and Human Resource Committee ("RHRC")	
Edmund Cheng Wai Wing	Independent Member (Chairman, RHRC)
Mak Swee Wah	Non-Executive, Non-Independent Member
Ng Kee Choe	Independent Member
Yeo Chee Tong	Independent Member

Shireena Woon
Company Secretary

24 July 2008

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(I) APPOINTMENT OF MR MAK SWEE WAH AS A DIRECTOR
(II) RETIREMENT OF MR CHEW CHOON SENG FROM THE BOARD
(III) CHANGE IN COMPOSITION OF BOARD COMMITTEES

Singapore Airport Terminal Services Limited (the "Company") wishes to announce the following:

(I) APPOINTMENT OF MR MAK SWEE WAH AS A DIRECTOR

Mr Mak Swee Wah was appointed by the Company's shareholders as a non-executive, non-independent Director of the Company at the Company's 35th Annual General Meeting ("AGM") held today. His appointment will take effect today.

Mr Mak Swee Wah is presently the Executive Vice President of Operations and services of Singapore Airlines Limited (SIA) and has been with SIA since August 1983. In his 25-year stint with SIA, he served in various managerial capacities covering Market Planning and Country Management, and assumed senior executive positions such as General Manager of SilkAir (Singapore) Private Limited, Senior Vice President for South West Pacific, and Senior Vice President for Planning, SIA.

An SIA scholar, Mr Mak graduated from the London School of Economics in 1982 with a Bachelor of Science (First Class Honours) degree in Accounting and Finance. He holds a Masters of Science degree in Operational Research from the same university.

More details on Mr Mak can be found in a separate announcement by the Company relating to his appointment released through the SGXNet today.

(II) RETIREMENT OF MR CHEW CHOON SENG FROM THE BOARD

At the Company's 35th AGM held today, Mr Chew Choon Seng, who has been a Director of the Company since June 1996 and Deputy Chairman of the Board since May 2003, retired from the Board. Mr Chew was a member of both the Company's Board Executive Committee and the Remuneration and Human Resource Committee.

The Board and Management of the Company thank Mr Chew for his invaluable contributions during his tenure as Director of the Company.

(III) CHANGE IN COMPOSITION OF BOARD COMMITTEES

The composition of the various Board Committees of the Company will be revised as follows with effect from 25 July 2008:

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	24-Jul-2008 18:46:53
Announcement No.	00083

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Announcement Title *	Board Changes
Description	
Attachments	Board_Changes_08.pdf Total size = **30K** (2048K size limit recommended)

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Mr Mak Swee Wah's Present Directorships

	Company	Position	Country of Incorporation of Company	Date of Appointment
(1)	SilkAir (Singapore) Private Limited	Director	Singapore	01 March 2004
(2)	Singapore Airlines Cargo Pte Ltd	Director	Singapore	07 June 2004

Mr Mak Swee Wah's Past Directorships (For the Last Five Years)

	Company	Position	Country of Incorporation of Company	Date of Appointment	Date of Cessation
(1)	Abacus International Pte Ltd	Director	Singapore	01 March 2004	17 May 2004
(2)	Abacus International Holdings Limited	Director	Cayman Islands	01 March 2004	17 May 2004
(3)	La Salle Foundation Ltd	Director	Singapore	01 October 2004	23 February 2007

governing corporations in Singapore or elsewhere; or	
(ii)* any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)* any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv)* any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No

in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?

(k) * Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	• No

>> Information required pursuant to Listing Rule 704(7)(i)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	• No
If no, please provide details of any training undertaken in the roles and responsibilities of a director of a listed company.	As a senior management member of SIA, a company listed on the Singapore Stock Exchange, Mr Mak has experience of the compliance requirements imposed on a listed company and regular contact with Board directors of public listed companies (including SIA). SATS Directors upon appointment, are each sent a formal letter setting out directors' duties and obligations, and compliance requirements under statute and SGX Listing Manual for compliance. The Company will advise of and subject to availability and other factors, sponsor the directors for relevant and useful seminars conducted by external organisations pertaining to, inter alia, listed company directors' duties, corporate governance and the financial reporting regime.

Footnotes	
Attachments	Mak_Swee_Wah_Directorships.pdf Total size = **28K** (2048K size limit recommended)

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(a) * Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) * Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c) * Whether there is any unsatisfied judgment against him?	• No
(d) * Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e) * Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f) * Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No
(g) * Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No
(h) * Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	• No
(i) * Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)* any corporation which has been investigated for a breach of any law or regulatory requirement	• No

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Announcement of Appointment of Non-Executive Director *
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	24-Jul-2008 19:07:07
Announcement No.	00086

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	24-07-2008
Name of Person*	Mak Swee Wah
Age *	47
Country of principal residence *	Singapore
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	As successor to retiring director, Mr Chew Choon Seng, Chief Executive Officer of Singapore Airlines Limited (SIA), taking into account his long service with SIA in senior executive and managerial capacities, and his knowledge and expertise of/in the aviation industry. Proposed by SIA, majority shareholder of SATS upon retirement of Mr Chew Choon Seng from the SATS Board.
Whether appointment is executive, and if so, the area of responsibility *	No
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	Executive Vice President, Operations & Services, Singapore Airlines Limited
Working experience and occupation(s) during the past 10 years *	Senior Vice President, Planning, SIA Senior Vice President, Marketing, SIA Senior Vice President, South West Pacific, SIA General Manager, SilkAir (Singapore) Private Limited
Shareholding * in the listed issuer and its subsidiaries *	Nil
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None
Conflict of interests (including any competing business) *	None

>> Other Directorships#
These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

Past (for the last 5 years)	Please see attachment.
Present	Please see attachment.

>> Information required pursuant to Listing Rule 704(7)(h)
Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

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one with you

About Country Foods Pte Ltd

Established in 1989, Country Foods Pte Ltd (Country Foods) has grown from a small food company to become a leading manufacturer of chilled, frozen and processed food in Singapore. Country Foods has continuously moved up the value chain by being at the forefront of food innovation and technology and tailoring food solutions to meet the changing lifestyles and tastes of consumers. Today, it boasts an international clientele of well-known fast-food restaurant and café chains, convenience stores as well as other food establishments and institutions. Country Foods is currently a 66.67 percent-owned subsidiary of SATS.

For more information on Country Foods, please visit www.countryfoods.com.sg.

Investor and Media Contacts:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204

Email: sandy_leng@sngaporeair.com.sg

Ang Shih Huei (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9189 1039 (after office hours)
Fax: (65) 6339 9578

Email: sang@gavinanderson.com.sg

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one with you

Remarked Mr Clement Woon, SATS' President and Chief Executive Officer: "Going forward, SATS will be able to position itself more effectively to serve the different needs of its airline customers, without compromising the operational and cost efficiencies. With the growing tourism opportunities here and in Macau, SATS is also well-positioned to expand further into the non-airline catering market."

Financial Impact

The above transaction is not expected to have any material impact on the SATS Group's earnings per share and net tangible assets per share for the current financial year ending 31 March 2009.

---- End ----

About Singapore Airport Terminal Services Limited

Singapore Airport Terminal Services Limited (SATS) is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 18 overseas investments covering more than 40 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS, a subsidiary of Singapore Airlines Limited (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg.

The consideration payable to the main minority shareholder and CEO of Country Foods, Mr Frankie Tan Chiew Kuang, will be satisfied partly by way of issuance of new SATS shares and partly by cash. Mr Tan will utilise the cash consideration to acquire 19 percent of the total number of issued shares of Country Foods Macau from Country Foods. The consideration payable to the other two minority shareholders will be satisfied in full by cash.

The number of new SATS shares to be issued to Mr Tan will be determined by reference to the average of the closing market prices of the SATS shares traded on the Stock Exchange of Singapore for the three market days after the date of the conditional sale and purchase agreement.

Mr Tan will continue as the CEO of Country Foods after the acquisition. There will be a moratorium of three years from the date of completion, when Mr Tan may only transfer his SATS shares progressively.

Financial Information regarding Country Foods

The net tangible assets of Country Foods based on the latest audited accounts as at 31 March 2008 was S$9.8 million.

Rationale for the Acquisition

Country Foods has the expertise in frozen and shelf-stable meal production. SATS intends to leverage on Country Foods to establish a low-cost airline catering unit at Singapore Changi Airport. The unit will cater to the growing number of low-cost airlines, as well as some full-service airlines, with more cost-effective frozen and shelf-stable meal offerings. The initiative will provide SATS with an alternative lower-cost catering platform to complement its conventional airline catering. It will enable SATS to compete more effectively in the different airline segments, using different product offerings and cost structures. With Country Foods becoming a wholly-owned subsidiary, there will be greater flexibility for SATS to steer towards this strategic direction.

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one with you

Media Release July/08

SATS BUYS OUT MINORITY SHAREHOLDERS IN COUNTRY FOODS

Singapore, 24 July 2008 – Singapore Airport Terminal Services Limited (SATS) announces today that it has entered into a conditional sale and purchase agreement with the three minority shareholders of its subsidiary, Country Foods Pte Ltd (Country Foods), to acquire their collective stake of approximately 33.3 percent of the issued and paid-up share capital in the company, comprising 1,714,285 ordinary shares for a total consideration of approximately S$5.6 million.

On completion of the sale and purchase, Country Foods will become a wholly-owned subsidiary of SATS.

Background of Country Foods

Country Foods is in the business of manufacturing and supplying of chilled and frozen processed foods and ready-to-eat meals to fast food restaurants and café chains, convenience stores as well as other food establishments and institutions. Besides the Singapore operations, the Company also owns a 70 percent stake in a joint venture company in Macau called Country Foods Macau, Limited (Country Foods Macau), which supplies to casino, resort and restaurant operators.

Purchase Consideration

The purchase consideration of approximately S$5.6 million was based on a valuation conducted by independent financial adviser, Deloitte & Touche Corporate Finance Pte Ltd, using the discounted cash flow and capitalisation of earnings methodology. Based on the consideration, the ascribed value of Country Foods is S$16.7 million.

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Announcement of Acquisitions and Realisations of Assets

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	24-Jul-2008 19:29:30
Announcement No.	00087

>> Announcement Details

The details of the announcement start here ...

Description	SATS Buys Out Minority Shareholders in Country Foods
Attachments	Pressrelease_CFBuyout.pdf Total size = **33K** (2048K size limit recommended)

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To Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way,
DBS Building Tower 1, #36-02
Singapore 068809
Investment Banking - Trust Services
Att'n: Ms Christina Choo / Ms Jane Lim

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 26 MARCH 2001 ("THE TRUST DEED") AND SUPPLEMENTAL TRUST DEED DATED 5 AUGUST 2004 ("THE SUPPLEMENTAL TRUST DEED")

We, Edmund Cheng Wai Wing and Chew Choon Seng, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 30 June 2008:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ability to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear the meanings as set out in the Trust Deed.

Dated: 7 July 2008

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Deputy Chairman

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	28-Jul-2008 18:02:23
Announcement No.	00121

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Annoucement Pursuant to Rule 306 of the SGX-ST Listing Manual
Description	The attached file contains the Quarterly Report of the Directors of the Company, referred to in Rule 309(3) of the Listing Manual. The Quarterly Report has been lodged with the Trustee.
Attachments	SATS_MTN_30_06_2008.pdf Total size = **598K** (2048K size limit recommended)

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sats

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

ANNOUNCEMENT

Further to the announcement made by Singapore Airport Terminal Services Limited (the "Company") via SGXNet on 24 July 2008 on the proposed acquisition of ordinary shares in Country Foods Pte Ltd ("Country Foods") from the minority shareholders of Country Foods, the Company wishes to announce that it had on 30 July 2008 completed the acquisition of 1,714,285 ordinary shares in Country Foods pursuant to the terms of the conditional sale and purchase agreement with the minority shareholders of Country Foods dated 24 July 2008 announced earlier.

The Company has, on completion, paid S$909,644.35 in cash to the minority shareholders of Country Foods (including Frankie Tan Chiew Kuang ("TCK")) and issued and allotted 2,288,904 ordinary shares in the Company, to TCK, as aggregate consideration for the acquisition. Country Foods is now a wholly-owned subsidiary of the Company.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	01-Aug-2008 18:09:58
Announcement No.	00112

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SATS Completed Buyout Minority Shareholders in Country Foods
Description	
Attachments	CF_Buyout.pdf Total size = **46K** (2048K size limit recommended)

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one with you

This is the SATS operating data for July 2008:

	July 2008	July 2007	% change
Unit Services Handled ('000)	6.99	6.81	+ 2.6
Flights Handled ('000)	7.49	7.15	+ 4.8
Cargo/Mail Processed ('000 tonnes)	134.25	130.09	+ 3.2
Passengers Handled ('M)	2.72	2.68	+ 1.4
Unit Meals Produced ('M)	1.75	1.71	+ 2.5
Gross Meals Produced ('M)	2.19	2.14	+ 2.3

Note:
- * unit services & flights handled - relate to Apron handling.
- ** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.
- *** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

All operating indices registered moderate year-on-year growth in July 2008.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65-65418200 Fax: 65-65418204

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-Aug-2008 17:35:25
Announcement No.	00086

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Operating Data for July 2008
Description	
Attachments	SATS-OperatingData-July2008.pdf Total size = **23K** (2048K size limit recommended)

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sats

About Singapore Airport Terminal Services Limited

Singapore Airport Terminal Services Limited (SATS) is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 18 overseas investments covering more than 40 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS, a subsidiary of Singapore Airlines Limited (SIA), has been listed on the Singapore Exchange since May 2000. For more information on SATS, please visit www.sats.com.sg.

About Shatec Institutes Pte Ltd

Since 1983, Shatec Institutes has built a sterling reputation as Asia's leading hospitality and tourism lifestyle institution. It has an extensive alumni of over 25,000 professionals across the globe, and has produced more chief executives, general managers, tourism entrepreneurs, executive and medalist chefs than any other institution in the region. Shatec Institutes' highly experienced faculty of consultants and educationalists take an industry leadership role, offering fresh thinking and new capabilities in human capital development through its seven specialist institutes. These aim to cater to the evolving needs of emerging tourism lifestyle sectors in the new century. It has also played an instrumental role in shaping the tourism manpower landscape, receiving the prestigious "Most Outstanding Contribution to Tourism" award from the Singapore Tourism Board.

Investor and Media Contacts:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Evangelina Wee (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9185 5105 (after office hours)
Fax: (65) 6339 9578
Email: ewee@gavinanderson.com.sg

sats

Media Release September/08

SATS AND SHATEC INSTITUTES SIGN MOU FOR CO-OPERATION IN PREMIER EVENTS CATERING

Singapore, 15 September 2008 – Singapore Airport Terminal Services Limited (SATS) today announces that it has signed a Memorandum of Understanding (MOU) with Shatec Institutes Pte Ltd to explore a joint co-operation in providing premier events catering services to Singapore's fast growing hospitality and tourism lifestyle industry.

The MOU brings together two partners with complementary strengths and capabilities in the area of hospitality and food services. SATS is the market leader in providing catering services to airlines and institutions while Shatec Institutes is Asia's renowned hospitality and tourism lifestyle institution with extensive experience and resources in hosting major events.

Following the MOU signing, both parties will form a joint working group to prepare for the formation of a joint venture.

Mr Clement Woon, SATS' President and Chief Executive Officer said: "We are excited with this opportunity to collaborate with Shatec Institutes in catering for premier events. It will be a good business underpinned by the two organisations' reputation for service and product excellence. Over the coming months, we'll be tuning up SATS to ensure that it is well-positioned to seize the growth opportunities in Singapore, particularly in the tourism sector which is generating much buzz with several mega events and major MICE (Meetings, Incentive Travel, Conventions and Exhibitions) players coming to Singapore."

"Singapore is fast evolving into a global lifestyle destination with upcoming iconic projects such as the two integrated resorts, FORMULA 1™ Singapore Grand Prix, Gardens by the Bay and PremierPark sports hub. In this new partnership, we will introduce Shatec Institutes' distinctive hosting experience to every high-end lifestyle event that we are managing, and transform the entire experience into one that is truly exceptional and memorable," said Dr Steven Chua, President and Chief Executive, Shatec Institutes. "With SATS, we are uniquely positioned to redefine the benchmarks in the premier events catering business."

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-Sep-2008 18:00:31
Announcement No.	00098

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SATS and Shatec Institutes Sign MOU for co-operation in premier events catering
Description	
Attachments	SATS_Shatec_MOU.pdf Total size = **24K** (2048K size limit recommended)

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This is the SATS operating data for August 2008:

	August 2008	August 2007	% change
Unit Services Handled ('000)	7.01	6.79	+ 3.3
Flights Handled ('000)	7.49	7.11	+ 5.2
Cargo/Mail Processed ('000 tonnes)	134.57	131.18	+ 2.6
Passengers Handled ('M)	2.65	2.65	+ 0.1
Unit Meals Produced ('M)	1.77	1.72	+ 2.9
Gross Meals Produced ('M)	2.21	2.17	+ 2.0

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Business volumes for passengers, flights and cargo handled as well as meals produced continued to record year-on-year growth in August 2008.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65-65418200 Fax: 65-65418204

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-Sep-2008 18:10:40
Announcement No.	00109

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for August 2008
Description	
Attachments	SATS-OperatingData-Aug2008.pdf Total size = **23K** (2048K size limit recommended)

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Investor and Media Contacts:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Evangelina Wee (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9185 5105 (after office hours)
Fax: (65) 6339 9578
Email: ewee@gavinanderson.com.sg

sats

About Singapore Airport Terminal Services Limited

Singapore Airport Terminal Services Limited (SATS) is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 18 overseas investments covering more than 40 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS, a subsidiary of Singapore Airlines Limited (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg.

About Country Foods Pte Ltd

Established in 1989, Country Foods Pte Ltd has grown from a small food company to become a leading manufacturer and supplier of chilled and frozen processed foods and ready-to-eat meals in Singapore. Country Foods has continuously moved up the value chain by being at the forefront of food innovation and technology, and tailoring food solutions to meet the changing lifestyles and tastes of consumers. Today, it boasts an international clientele of well-known fast-food restaurants and café chains, convenience stores as well as other food establishments and institutions. Besides the Singapore operations, the Company also owns a 70 percent stake in a joint venture company in Macau called Country Foods Macau, Limited, which supplies to casino, resort and restaurant operators.

Country Food is a wholly-owned subsidiary of SATS. For more information on the Company, please visit www.countryfoods.com.sg.

sats

Media Release September/08

SATS UNIT SETS UP LOW-COST INFLIGHT CATERING FACILITY

Singapore, 16 September 2008 – Singapore Airport Terminal Services Limited (SATS) today announces that its wholly-owned subsidiary, Country Foods Pte. Ltd., will be setting up a low-cost inflight catering facility to provide meals to low-cost carriers (LCCs) and full-service airlines requiring alternative meal offerings.

To be located at the SATS Inflight Catering Centre 2, the facility will be ready in January 2009. SATS will leverage on Country Foods' low-cost structure and expertise in frozen and shelf-stable meal production to offer cost-effective, quality meals for airlines to choose based on their requirements.

This dedicated low-cost inflight catering facility underscores SATS' continuous drive to be innovative and flexible in meeting its customers' needs, without compromising operational and cost efficiencies. It provides an alternative catering platform that complements SATS' conventional airline catering, enabling SATS to serve different airline segments using different product offerings and cost structures.

Mr Clement Woon, President and Chief Executive Officer of SATS said: "Over the past few months, we have been working towards developing a sustainable LCC catering model that will position SATS to serve the no-frills and basic service airlines more effectively. We have assimilated those salient attributes that have made LCCs successful -- which is to provide a differentiated product that matches price with cost."

"I am indeed pleased that we will soon be ready to tap the LCC growth in Singapore and the region. In the coming months, we will be launching a separate LCC ground handling unit and several passenger facilitation and sale-on-board initiatives that will provide additional revenue streams for SATS," added Mr Woon.

Country Foods will provide low-cost inflight catering services under a sub-contracting arrangement with SATS.

----- End -----

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: *www.sats.com.sg*
Company Registration No: 197201770G

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	16-Sep-2008 17:56:55
Announcement No.	00106

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SATS UNIT SETS UP LOW-COST INFLIGHT CATERING FACILITY
Description	
Attachments	Press_Release_LCC.pdf Total size = **24K** (2048K size limit recommended)

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Our priorities


2008 and beyond
• Exploit opportunities in Singapore
• Improve customer intimacy
• Go global
• Drive innovation

Drive towards improving shareholder value

sats

Mid-term targets (2009-2013)

- Build a global airport services business
- Build a strong Singapore food services business
- Double-digit PATMI CAGR
- Efficient capital structure

sats

Expanding food services

Recent developments

- Supply of meals by Country Foods to new Sands' CotaiJet ferry services in Macau
- Marketing of food services to major entertainment/gaming resort operators by Country Foods Macau
- Set-up of low-cost airline catering facility by Country Foods
- MOU with Shatec Institutes to co-operate in premier events catering services in Singapore

sats

The SATS Value

sats


Expanding food services
Food Processing & Catering
sats
Competencies:
• Conventional kitchen (SATS Catering for small/medium-batch premium production
• Industrial kitchen (Country Foods) for large batch, standard/basic production
• Chilled, frozen and shelf-stable production
Backward integration
Food Logistics
✓ Lower food prices
✓ Secure supply
Value-added meal solutions
Institutions & Food Services Outlets
• Airlines
• Hospitals
• Restaurants/Fast Food Chains
• Convenience Stores
Expand overseas
via Country Foods Macau
Expand customer base locally
Convenience meals
Food Retail
sats


Market leader in airport and food services
sats Holding Company
Food Services
Airport Services
Foodservices
sats Airline Catering
LCC Catering
sats Passenger & Apron Handling
sats Air Cargo Handling
sats Aviation Security
NewCo LCC Ground Handling
Laundry Services
Expansion
Non-Aviation Segment
Overseas Expansion
Aviation Segment
sats

Wider non-aviation food services market

Singapore food services market

Est. market size: >S$5bn


Others
34%
Restaurants
35%
Airline Catering
9%
Fast Food Outlets
11%
Food Caterers
11%

Source: The Singapore Department of Statistics, 2007 Report

sats

Existing food services

Food Processing & Catering

sats

Competencies:

- Conventional kitchen (SATS Catering for small/medium-batch premium production
- Industrial kitchen (Country Foods) for large batch, standard/basic production
- Chilled, frozen and shelf-stable production

Value-added meal solutions →

Institutions & Food Services Outlets

- Airlines
- Hospitals
- Restaurants/Fast Food Chains
- Convenience Stores

sats

Strengthening airport services

Development of cold chain logistics

- End-to-end cold chain solutions for premium perishables cargo
- Leveraging on SATS' cargo terminal network in Asia (e.g. Singapore, Hong Kong, Beijing, Bangalore)
- To promote perishable cargo growth at Changi Airport



sats

Expanding Food Services

sats


LCC ancillary development
Value-added services
Priority bulk head seats allocation
Marketing seamless inter-terminal transfers
Baggage wrapping service
Unaccompanied minor meet and greet assistance
Pre-check-in with advance preparations of boarding passes
Additional checked baggage and unaccompanied baggage frontline sale
Pay-per-use lounge and one-stop LCC business centre
Last minute...
sats


LCC ancillary development
Sale-on-board services
Improve meal selection and pre-ordering
Destination information and maps
Frozen and shelf-stable food
Reading materials
Pay-per-use personal entertainment
sats

Rationale for LCC handling and catering

Rising share of LCC traffic in Asia-Pacific

LCCs take a rising share: Passenger capacity (seats) within Asia Pacific: 2001 to 2007


Within Asia Pacific
Millions
80
70
60
50
40
30
20
10
0
2001
2002
2003
2004
2005
2006
2007
Network
LCC


Centre for
Asia Pacific Aviation

Tapping the LCC growth

- Develop showpiece, integrated LCC handling model in Singapore
  - *Separate companies with different terms and conditions of employment and incentives for staff*
- Develop ancillary revenue streams
  - *Airport facilitation services*
  - *Sale-on-board services*
- Replicate handling model with other LCCs in Asia-Pacific region

sats

Strengthening Airport Services

sats
one with you

Strengthening airport services

More innovative and flexible in meeting customer needs

Current

Premium /Standard Carriers

Basic /No Frills Carriers & LCCs

"One size-fit-all solution"

sats Airport Handling & Catering

Going Forward

Premium /Standard Carriers

"Differentiated offerings"

sats Airport Handling & Catering

Basic /No Frills Carriers & LCCs

LCC Catering

NewCo LCC Handling

sats
one with you

Singapore's outlook remains strong ...

- Singapore's long-term economic growth supported by continued expansion in China and India
- Tourism landscape undergoing rapid transformation, with Singapore evolving into a global lifestyle destination
- Major developments/events coming on stream e.g. Integrated Resorts, F1 Grand Prix, Gardens by the Bay, Youth Olympic Games, PremierPark Sports Hub
- 5.1 million visitors from Jan-Jun 2008, highest visitor arrivals recorded over the period
- Projected 17 million visitor arrivals by 2015 (vs. 10.3 million in 2007)

sats

... opportunities to leverage on capabilities to entrench position in the Singapore airport and food services sectors

Leveraging on existing capabilities and driving innovation

Airport Services


Passenger facilitation


Aircraft handling


Air cargo logistics

Food Services


Menu innovation


Premium chilled meal production


Industrial frozen and shelf-stable meal production

sats

Conclusion

Growth priorities through... **Strategic partnerships** / **Existing JVs** / **Acquisitions**

✓ Expansion in China:
- Phase 1 (international gateway hubs)
- Phase 2 (regional international airports)

✓ Increase our presence into metro and non-metro airports in India:
- Phase 1 (metro airports i.e. *Bombay, Delhi, Bangalore, Hyderabad, Chennai and Kolkata*)
- Phase 2 (non-metro tier 2 airports i.e. *Amritsar, Jaipur, Ahmedabad, Nagpur, Calicut, Cochin and Trivandrum*)

✓ Pioneer integrated LCC handling model in Southeast Asia

✓ JVs and acquisition opportunities - global, regional and local

sats

---

18 September 2008

sats

one with you



Investing in Singapore

Clement Woon, President & CEO

❸ Selective acquisitions

Airlines, airports, other players

- Continuous monitoring of competition, targets & opportunities for both:
  (a) Ground and cargo handling
  (b) Airline catering
- Targets include global, regional & local players

	Ground handling	Airline catering
Global	Swissport, Servisair, WFS, Menzies	LSG Sky Chefs, Alpha, Gate Gourmet
Regional	DNATA	Cathay Pacific Catering
Local	Work collaboratively with selected airlines for outsourcing of ground handling/catering businesses	

sats

We continue to pursue new opportunities in other regions ...

Middle East


Doha
Abu Dhabi
Muscat
Jebel Ali

CARGO MARKET
3.7m tonnes
S$600m

GROUND HANDLING MARKET
103m pax (International)
31m pax (Domestic)
S$1.4bn

Europe


St. Petersburg
Amsterdam
London Heathrow
Frankfurt
Paris

Africa


Dube Tradeport

sats

❶ Strategic partnerships

Robust LCC growth - India

LCCs consist of > 45% of Indian market share

Indian LCCs

- *Air India Express*
- *Alliance Air*
- *Air Deccan*
- *Blue Dart*
- *Go Air*
- *Indigo*
- *JetLite*
- *Paramount Airways*
- *Spice Jet*
- *Quikjet*



Indian Airline Industry
LCC passenger traffic growth (m) at 31%
120
100
80
60
40
20
0
31%
FY2008E
FY2009E
FY2010E
FY2011E
FY2012E

Source: DCGA website, Business world news reports, Analysis by Tata Strategic, Company data

sats

❷ Increase shareholding in existing JVs

Priorities

- Explore majority/controlling stake
- Grow JVs' footprints - geographical
- Grow market share
- Improve profitability



SIN

FY2007-08	FY2007-08
Meals produced: - *25.7m*	Meals produced: - *39.6m*
Flights handled: - *86,000*	Flights handled: - *428,000*
Passengers handled: - *31.6m*	Passengers handled: - *35.4m*
Cargo tonnage handled: - *1.6m tonnes*	Cargo tonnage handled: - *2.2m tonnes*
Revenue: - *approx. S$1b*	Revenue: - *approx. S$0.7b*

[redacted] CHINA

[redacted] INDIA

[redacted] S.E.A

sats

① Strategic partnerships

We have established strategic platforms at regions of high-growth potentials...

Top 20 airports

SATS is strong in the North and South region at Beijing and Hong Kong respectively...

.. and on constant lookout for other opportunities in the various airports in China

		2007 Traffic Volume	
Region	Airport	Passengers	Cargo (Tonnes)
North	Beijing	53,611,747	1,416,452
	Shenyang	6,190,448	97,412
	Tianjin	3,860,752	125,087
East	Shanghai Pudong	28,920,432	2,559,246
	Shanghai Hongqiao	22,632,962	386,904
	Hangzhou	11,729,983	195,711
	Nanjing	8,037,189	180,401
	Qingdao	7,867,982	115,781
	Dalian	7,281,084	121,893
South	Guangzhou	30,958,467	695,993
	Shenzhen	20,619,164	616,172
	Xiamen	8,684,662	193,642
	Changsha	8,069,989	88,669
	Haikou	7,265,349	69,830
	Sanya	5,311,622	28,634
West	Chengdu	18,574,284	325,945
	Kunming	15,725,791	232,858
	Chongqing	10,355,730	143,523
	Urumqi	6,169,981	85,256
Central	Xi'an	11,372,630	112,054
	Wuhan	8,358,340	89,596

- Main hubs
- 2nd tier airports
- 3rd tier airports

sats

① Strategic partnerships

Robust LCC growth - Southeast Asia


Asia Pacific LCC expansion (seats) from current to 2012
Air Asia
Lion
Virgin Blue
Jetstar
Deccan
Indigo
Oasis Hong Kong
Tiger Airways
SpiceJet
Cebu Pacific
Mandala Airlines
GoAir
Air India Express
Viva Macau
Spring Airlines
One-Two-Go
East Star
Nok Air
Skymark Airlines
5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000
Asian LCC fleet expected to grow from 300 aircraft to approx. 900 aircraft by end 2012
- CAPA Outlook 2008
Current fleet
2012

Source: CAPA

Pioneer integrated LCC handling

New opportunities for SATS to tap on robust growth of LCCs in Asia, especially in the Southeast region ...

Southeast Asian LCCs


Vietnam
Jetstar Pacific
Philippines
Cebu Pacific Air
Thailand
Thai AirAsia
Nok Air Air
One Two Go
Cambodia
Siem Reap Airways
Singapore
Tiger Airways
Jetstar Asia
ValuAir
Malaysia
AirAsia
Firefly
Indonesia
Lion Air
Mandala Air
Indonesia AirAsia

sats

❶ Strategic partnerships

We have established strategic platforms at regions of high-growth potentials ...

Our presence (ground handling)

Top 6 metro airports represent:
- *85% of total passenger*
- *94% of total cargo*

throughput for whole of India

SATS has secured ground and cargo handling strategic beachheads in Indian market through JVs in Bangalore and Hyderabad...

JV with NACIL has potential for other Indian airports

Top 6 Metro Airports



Hyderabad
Bangalore
Metro Airports
2nd Tier Airports

Ground Handling for Top 6 Metro Airports: Current Market Size (Flights)



Others (include self handle) 37.5%
NACIL 38%
Globe 4%
Cambata 13.6%
AI-SATS
Menzies 1%
13,847 flights/week



Bangalore



Hyderabad

sats

❶ Strategic partnerships

We have established strategic platforms at regions of high-growth potentials ...

Our presence

SATS is present in major hubs Beijing and Hong Kong and remain committed to these hubs...



New AAT Terminal 2

BEIJING



Cargo Handling (by tonnage handled)
SATS 34%
Others 66%
PassengerHandling (by flights handled)
SATS 40%
Others 60%
Airline Catering (by no. of meals served)
SATS 10%
Others 90%

HONG KONG



Cargo Handling (by flights handled)
SATS 20%
HACTL 80%
Passenger Handling (by flights handled)
Menzies 3%
HIAS 25%
Cathay Pacific 40%
Jardines 32%
Ramp Handling (by flights handled)
HACTL 2%
Menzies 4%
Jardines 36%
HAS 58%

sats

❶ Strategic partnerships

We have established strategic platforms at regions of high-growth potentials …

Indian airlines (fleet expansion)

Airline	Current Fleet Size	Fleet Order								Total Order
		A32X	A330	A340	A350	A380	B737 NG	B777	B787	
Kingfisher Airlines / Deccan	47	80	15	10	5	5				115
Air India / Air India Express	129	31					7	16	27	81
Indigo Airlines	17	83								83
Jet Airways / JetLite Airways	87		9				39	3	10	61
Go Air	6	18								18
SpiceJet	19						15			15
Blue Dart Aviation	7									0
Total	312	212	24	10	5	5	61	19	37	373

Source: CAPA

■ Airlines handled by SATS or SATS' JV in India

sats
one with you

❶ Strategic partnerships

We have established strategic platforms at regions of high-growth potentials …

Our presence (airline catering)

SATS has good market share in airline catering…

Airline Catering: Market Size (Revenue) (est S$200m, % of total)



TajSATS
Oberoi
20%
Ambassador
9%
Sky Gourmet
LSG
4%
Chef Air
Saj Caterers
Hotels and Restaurants

Meals Throughput Per Day (2007)



Saj Caterers
4,000
Chef Air
6,000
LSG
8,000
Oberoi
13,000
Sky Gourmet
14,000
Hotels and Rest.
14,400
Largely Catering to Small Airports
Ambassador
19,000
TAJSATS: 43%
TajSATS
59,000
0
10000
20000
30000
40000
50000
60000
70000

sats
one with you

1 Strategic partnerships

We have established strategic platforms at regions of high-growth potentials ...

Top 10 Countries Ranked by *AAGR 2007 to 2011.

International Passenger Numbers[1]		International Freight Tonnes[2]	
Country	*AAGR 2007 to 2011	Country	*AAGR 2007 to 2011
Latvia	12.1%	China	10.8%
Russian Federation	9.3%	India	8.3%
Poland	9.2%	Republic of Korea	8.2%
Ukraine	8.8%	Turkey	7.5%
China	8.8%	Vietnam	7.5%
India	8.6%	Qatar	6.9%
United Arab Emirates	8.4%	Sri Lanka	6.8%
Vietnam	7.7%	Pakistan	6.7%
Serbia	7.6%	Malaysia	6.2%
Romania	7.3%	Saudi Arabia	6.2%

☐ Countries with SATS presence either in catering or ground handling

Source: IATA Economic Briefing Passenger and Freight Forecasts 2007 to 2011

**AAGR - Annual Average Growth Rate*

sats
one with you

1 Strategic partnerships

We have established strategic platforms at regions of high-growth potentials ...

The two rising pillars of Asian economy ...

	Market size (2007)	GDP growth	Growth projections	Expansion plans
India CAGR of 14% for aviation industry (1999 to 2007)	60m meals (S$200m) 97m pax (S$1bn) 1.6m tonnes (S$260m) *by Tata Strategic* Market worth = S$1.5bn	7.8% (2008 to 2013)	CAGR for international passenger numbers and cargo is 8.6% and 8.3% respectively (2007 to 2011) *by IATA* 19% overall for aviation industry (2008 to 2012 *by AAI*	Airlines' fleet expansion: Current fleet of 312 aircraft to 685 by 2012 *by CAPA* Airport modernisation: 35 non-metro airports in next 4 years *by AAI*
China CAGR of 15.7% and 14.8% for passenger and cargo (1978 to 2007)	293m meals (S$990m) 388m pax (S$2.1bn) 8.5m tonnes (S$995m) *by CAAC* Market worth = S$4.0bn	9.0% (2008 to 2013)	CAGR of 11.4% for passenger and 15% for cargo (2008 to 2013) *by CAAC*	Airport expansion: 148 airports in 2007 to 244 airports by 2020 (US$3.25bn to be invested in 2008 alone) *by CAAC* Airline fleet expansion: Additional 155 aircrafts in 2008 *by CAAC*

sats
one with you

1 Strategic partnerships

Increased opportunities for SATS

- Liberalisation of protected markets
- Airlines moving towards consolidation - outsourcing

Global market share (ground handling)



100%
80%
60%
40%
20%
0%
16%
59%
25%
15%
52%
33%
12%
49%
39%
2006A
2007A
2008E
Closed Markets
Carriers
Independent Ground Handlers

More ground handling opportunities become available ...

Source: RBS, Swissport

sats

1 Strategic partnerships

SATS' unique position

- Largest network in Asia with dominant presence (41 airports across 9 countries)
- Good reputation and brand name (recently rated top 3 most-admired company overall in Singapore in Asia 200 survey 2008 - *The Wall Street Journal Asia 5-7 Sep 08)*
- Good relationship and understanding of Asian & Middle Eastern airlines

*Asia (including Australasia)



Total no. of airports handled
45
40
35
30
25
20
15
10
5
0
Catering & ground handling
Catering firms
Ground handling firms
SATS
LSG
Menzies
Dnata
Gate Gourmet
AFS
Swissport
WFS

*excluding Middle East

sats

Our blueprint for overseas growth - investment in aviation services

❶ Strategic partnerships	Formation of partnerships with home-based airlines, airport authorities and global/strong local players Pursue opportunities in LCC handling
❷ Increase shareholding in existing JVs	Gain controlling stake in selected key investments
❸ Selective acquisitions	Grow global platform through strategic acquisitions

sats

❶ Strategic partnerships

Priorities

- Serve key customers better (in different areas/regions)
- Increase customers' intimacy/"stickiness"
- Better leverage on current capabilities (extension of current suite of products and services across global network)

Core ground handling clients

Name (IATA code)	Country	PAXm 2007	No. of flights
Air India (AI)		4.1	35,895
All Nippon (NH)		50.4	329,081
British Airways (BA)		33.1	364,361
Cathay Pacific (CX)		23.2	87,119
China Eastern (MU)		39.2	328,990
Japan Airlines (JL)		47.2	282,547
Jet Airways (9W)		11.4	118,078
Qantas (QF)		36.4	172,117
Singapore Airlines (SQ)		19.1	92,215
Thai Airways (TG)		19.6	91,655

Core inflight catering clients

Name (IATA code)	Country	PAXm 2007	No. of flights
British Airways (BA)		33.1	364,361
Cathay Pacific (CX)		23.2	87,119
China Eastern (MU)		39.2	328,990
EVA Air (BR)		6.1	50,362
Japan Airlines (JL)		47.2	282,547
Korean Air (KE)		22.8	150,482
Malaysia Airlines (MH)		14.0	50,644
Qantas (QF)		36.4	172,117
Singapore Airlines (SQ)		19.1	92,215
Thai Airways (TG)		19.6	91,655

Our vision

We aim to be one of the largest Services companies in the world

We are driven by innovation and customer intimacy to create new value propositions for our clients

We create exciting growth opportunities for our employees, partners and associates

We create sustainable enterprise value for our stakeholders

We fulfill our corporate social responsibilities

sats

---

18 September 2008

sats


Sats

Growing Global Footprint

Karmjit Singh, COO

Innovation

- Increasingly differentiate our product/service offerings
- Develop new innovative products and services to take advantage of an emerging integrated network
- Develop and/or standardize services processes for a global network
- Leverage technology to improve uniqueness of our service delivery



sats

A geographical-based structure


SATS Group HQ
North Asia
West Asia
South East Asia & Australasia
Singapore

sats

Customer intimacy

- Increase share of customers' wallet with *innovative products* and services, and by serving them in more locations
- Forward integrate into customers' processes by increasing scope and being a better outsourcing partner
- Improve delivery of customers' brand promise





Go global

- Increase presence to serve key customers at more locations
- Seek Strategic partnerships with airlines, airport authorities and global/strong local players
- Selective acquisitions to grow global network
- Increase our shareholding in selected existing JVs



Our strategic thrusts


Innovation
Go global
Customer intimacy
Develop strong Singapore businesses

sats

Develop strong Singapore businesses

- Continuous improvement in cost, productivity and performance of core businesses
- Provide differentiated products and services to meet the needs of each segment in the aviation industry
- Extend into related business by leveraging on competencies in food and hospitality services



sats

Our mission

We aim to be ***the first-choice provider*** of ***Airline Ground Services*** and ***Inflight Solutions*** by ***leveraging on our capability*** to ***exceed users' expectations***


sats

sats

Our values

- We carry the SATS' brand promise and achieve excellence in everything we do
- We are skilled at interpreting our customers' strategic orientation and offering them cost-effective solutions
- We work hand-in-hand with our partners and associates to deliver goals and objectives
- We contribute to the social well-being of the communities that we operate in



sats

Business case for growth

- Exciting global aviation services opportunities. Timing is good for more outsourcing by airlines or airports
- With the strong Singapore economic fundamentals, SATS to leverage food services capabilities to expand into other areas. Singapore's tourism aspiration will offer good opportunities for growth
- Singapore's Budget Terminal will benefit from differentiated products for LCCs

sats

Blueprint for Growth

sats

Estimated size of Singapore's ground handling market is >$600m

- SIA's FY08/09 ASK (available-seat-kilometres) growth is estimated to be around 7%
- Seletar airport will offer growth potential for private jets traffic
- Low-cost carriers (LCCs) represent an emerging growth avenue
  - *Contributed 11.5% of passenger traffic in Changi and 47% of net traffic growth in 1H08*
  - *Capacity of Budget Terminal will expand from 2.7 million to 7 million passengers p.a. by 2009*
    (Source: Civil Aviation Authority of Singapore)

sats

Estimated size of Singapore's food service market is >S$5bn


QSRs
S$577m
Caterers
S$606m
Restaurants
S$1,811m
Local
Food Industry
S$5,123m
1 Others
S$1,659m
Aviation
Food Services
S$470m
SATS' Share
of the Food
Service
Market: 8%

1 Others include cafes, coffee houses, snack bars, food courts and coffee shops
Source: (I) The Singapore Department of Statistics, 2007 report

sats

Global inflight catering market size is >US$15bn


Gate Gourmet
18%
ServAir
7%
Alpha
3%
LSG
24%
SATS
2%
Others
46%
Gate Gourmet
ServAir
Alpha
LSG
SATS
Others

Source:
- *International Travel Catering Association (ITCA)*
- *Individual company websites*

Singapore
Leveraging Capabilities

... but opportunities exist to go global

SATS and peer companies (bubble size in terms of 2007 revenue)


No. of stations
No. of Employees
250
200
150
100
50
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
LSG Sky Chefs
Servisair
Swissport
Menzies Aviation
WFS
Alpha Airports
Gate Gourmet
SATS
Aviapartner
Qantas Catering
Source:
• RBS - ABN AMRO

sats

Global ground handling market is >US$55bn

Global Market Growth


$0
$20
$40
0%
2%
4%
10%

Source: Datamonitor - Global Airport Services

Global Market Segmentation

(US$bn)	2002	2006	CAGR % 2002-06	2011	CAGR % 2006-11E
Market Value					
Total Market	39.3	51.0	6.7%	64.6	4.8%
Accessible Market	9.4	18.4	18.1%	32.3	12.0%
Market Share %					
Airlines	59	55		50	
Airports	17	9			
Independents	24	36		50	
	100	100		100	

Source: Datamonitor - Global Airport Services and Rothchild's estimates

- Global business, attractive industry
- >60% of the market controlled by airlines/ airports, and generally not available to independent investors
- Outsourcing of ground functions is a logical step as airlines consolidate
- Competent ground handlers will be attractive partners for airports aspiring to be "the" regional hub

sats

Overseas Network
Largest Player in Asia

sats

SATS has established a pan-Asia presence ...

Current network spans 41 airports in 9 countries


Harbin
Changchun
Shenyang
HohHot
Beijing
Tianjin
Qingdao
Wuhan
Nanchang
Chongqing
Guiyang
Taipei
Hong Kong
Macau
Karachi
Amritsar
Delhi
Kolkata
Mumbai
Hyderabad
Goa
Bangalore
Chennai
Manila
Ho Chi Minh
Male
Medan
Pekan Baru
SINGAPORE
Manado
Balik Papan
Timika
Padang
Batam
Surabaya
Makassar
Jakarta
Yogyakarta
Solo City
Denpasar
Kupang
Inflight Catering
Ground Handling
Inflight Catering and Ground Handling

FY2007-08

Meals produced:
- *65.3m*

Flights handled:
- *514,000*

Passengers handled:
- *67.0m*

Cargo tonnage handled:
- *3.8m tonnes*

sats

Case for sustaining value

- Business fundamentals correlate to flight movements, passenger traffic and cargo tonnage. All three have long-term growth prospects
- SIA's consistent performance supports SATS' fundamentals. SIA owns 81% of SATS
- Exciting tourism initiatives by Singapore government aim to drive visitor arrivals to 17 million by 2015
  (Source: Singapore Tourism Board)
- SATS has the largest catering, ground and cargo handling capacities at Changi. We also have strong service capabilities for aviation and food services
- Our clientele boasts the world's top premium airlines
- SATS is the no. 1 player in the region with a 41 stations-network and stands ready to take it global

sats

EBITDA margin is better than global peers

Revenue of peers (2007)



EURm
3,000
2,500
2,000
1,500
1,000
500
0
LSG
Gate Gourmet
Swissport
Servisair
WFS*
Menzies
SATS

EBITDA margin of peers (2007)



30%
25%
20%
15%
10%
5%
0%
SATS
Gate Gourmet
Menzies
LSG
Swissport
Servisair

Source: RBS - ABN AMRO

sats

EBITDA margin is greater than 30%


S$m
350
300
250
200
150
100
50
0
40%
35%
30%
25%
20%
15%
10%
5%
0%
222.1
320.5
279.5
325.7
325.4
299.1
303.6
FY01/02 FY02/03 FY03/04 FY04/05 FY05/06 FY06/07 FY07/08
EBITDA
EBITDA Margin

Fiscal year ending 31 March

sats

PAT margin remains healthy


S$m
250
200
150
100
50
0
25%
20%
15%
10%
5%
0%
23.8%
22.4%
21.7%
17.2%
20.3%
18.9%
20.4%
212.8
214.8
186.1
168.1
189.2
179.0
195.2
FY01/02 FY02/03 FY03/04 FY04/05 FY05/06 FY06/07 FY07/08
PAT
PAT Margin

** Fiscal year ending 31 March*

sats

Our main businesses



Food Services
43.3%
Airport Services
53.3%
3.4%
Others

Airport Services - ground and cargo handling; aviation security

Food Services - inflight catering; manufacturing and distribution of chilled and frozen food

Others - airline laundry; cargo delivery; commercial leasing

sats

Revenue moves in tandem with the market



S$m
1000
900
800
700
600
500
895.3
958.1
868.7
975.7
932.0
945.7
958.0
FY01/02
FY02/03
FY03/04
FY04/05
FY05/06
FY06/07
FY07/08

Fiscal year ending 31 March

sats

Singapore Hub
Strong Fundamentals

sats

SATS is No. 1 player at Changi Airport

Ground & Cargo Handling


Swissport 8%
CIAS 14%
SATS 78%

Airport Services

Inflight Catering


CIAS 17%
SATS 83%

Food Services

By number of flight frequency as at August 2008

sats

Enhancing Business Sustainability
Creating Value

sats

Highlights

- SATS fundamentals
- Our overseas presence
- SATS in Singapore
- Blueprint for growth

sats

In a Nutshell...



Gap between valuation fundamentals and market perception ...

... SATS' strengths and growth strategies will deliver sustainable value creation



18 September 2008



Our Strategic Directions

Clement Woon, President & CEO

Local Comparables


16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Dividend Yield
Poh Tiong Choon
(Log)
SATS
SFI
(Food)
SMRT
(Transport)
ApexPal
(Food)
Comfort
Delgro Group
(Transport)
0.5x
1.5x
2.5x
3.5x
4.5x
Price to Book

* *Bubble size represents market capitalisation*

sats

PE Comparables


20.00x
15.00x
10.00x
5.00x
PE Ratio
Compass Group
Sodexo
SMRT
Autogrill
Comfort
Delgro Group
SATS
John Menzies
BBA Aviation

sats

SATS valuation - DCF

- SATS is a strong cash generating entity
- Free cash flow from operating and investing activities (excluding sale of property) was $194.4m in FY2007/08
- Using DCF:
  - *Say, zero growth in free cash flow from FY2007/08*
  - *Discount rate at 7% to 8% per annum*
  - *Valuation ranges $2.72 to $3.04 per share*
- Changi Airport's passenger movements and airfreight tonnage increased 5.4% and 3.6% y-o-y in 1H 2008*
- Believe SATS will grow in tandem with Changi given our leadership position here

** Source: Civil Aviation Authority of Singapore*

Global Comparables


10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Dividend Yield
SATS
John Menzies
(GH, Log)
BBA Aviation
(GH, MRO)
Autogrill
(Food)
Compass Group
(Food)
Sodexo
(Food)
0.5x
1.5x
2.5x
3.5x
4.5x
Price to Book

** Bubble size represents market capitalisation*

Valuation views

- Reported financial position
- Discounted cash flow (DCF)
- Comparisons vs. listed entities that deal in:
  - *Flight movements*
  - *Passenger traffic*
  - *Cargo tonnage*

sats

Financial position - 30 June 2008


FV gain on properties 22¢/share
Intangible assets 9¢/share
Other LTL (6¢)/share
LT assets 23¢/share
Fixed assets 52¢/share
Net cash* 43¢/share
Net tangible assets $1.12/share
Properties recorded at historical cost
FV asset/share $1.43 vs share price $1.46 (17 Sep 08)
Net assets $1.21/share
Market has grossly undervalued SATS

* After final dividend payout for FY07/08

sats

Forward looking statements

This presentation may contain forward-looking statements regarding, among other things, the Company's outlook, business and strategy which are current as of the date they are made. These forward-looking statements are based largely on the current assumptions, expectations and projections of the directors and management of SATS about our business, and the industry and markets in which we operate. These statements are not guarantees of SATS' future performance and are subject to a number of risks and uncertainties, some of which are beyond the Company's control and are difficult to predict. Future developments and actual results could differ materially from those expressed in the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information will prove to be accurate. SATS does not undertake to update these forward-looking statements to reflect events or circumstances which arise after publication.

sats

18 September 2008

sats
one with you



Valuation Views on SATS

Goh Soo Lim, CFO

UOA. 18 Sep 08 (15)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	18-Sep-2008 12:32:33
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation for SATS Capital Markets Day 2008
Description	
Attachments	SATS_Capital_Markets_Day.pdf Total size = **771K** (2048K size limit recommended)

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Forward looking statements

This presentation may contain forward-looking statements regarding, among other things, the Company's outlook, business and strategy which are current as of the date they are made. These forward-looking statements are based largely on the current assumptions, expectations and projections of the directors and management of SATS about our business, and the industry and markets in which we operate. These statements are not guarantees of SATS' future performance and are subject to a number of risks and uncertainties, some of which are beyond the Company's control and are difficult to predict. Future developments and actual results could differ materially from those expressed in the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information will prove to be accurate. SATS does not undertake to update these forward-looking statements to reflect events or circumstances which arise after publication.

sats

18 September 2008

sats


Sats

Valuation Views on SATS

Goh Soo Lim, CFO

18 September 2008

sats
one with you



SATS Capital Markets Day 2008

Agenda for today

- **Valuation views on SATS**
  Goh Soo Lim, CFO
- **Our strategic directions**
  Clement Woon, President & CEO
- **Growing global footprint**
  Karmjit Singh, COO
- **Investing in Singapore**
  Clement Woon, President & CEO
- **Priorities and targets**
  Clement Woon, President & CEO

sats
one with you

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	18-Sep-2008 12:32:33
Announcement No.	00017

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation for SATS Capital Markets Day 2008
Description	
Attachments	SATS_Capital_Markets_Day.pdf Total size = **771K** (2048K size limit recommended)

Close Window

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Release Date	Announcement Details
▼Last 3 Months : SINGAPORE AIRPORT TRML SVCSLTD	
Sep 18 2008	MISCELLANEOUS :: PRESENTATION FOR SATS CAPITAL MARKETS DAY 2008
Sep 16 2008	MISCELLANEOUS :: SATS UNIT SETS UP LOW-COST INFLIGHT CATERING FACILITY
Sep 15 2008	MISCELLANEOUS :: OPERATING DATA FOR AUGUST 2008
Sep 15 2008	MISCELLANEOUS :: SATS AND SHATEC INSTITUTES SIGN MOU FOR CO-OPERATION IN PREMIER EVENTS CATERING
Aug 15 2008	MISCELLANEOUS :: OPERATING DATA FOR JULY 2008
Aug 01 2008	MISCELLANEOUS :: SATS COMPLETED BUYOUT MINORITY SHAREHOLDERS IN COUNTRY FOODS
Jul 28 2008	MISCELLANEOUS :: ANNOUCEMENT PURSUANT TO RULE 306 OF THE SGX-ST LISTING MANUAL
Jul 24 2008	ANNOUNCEMENT OF ACQUISITIONS AND REALISATIONS OF ASSETS
Jul 24 2008	ANNOUNCEMENT OF APPOINTMENT OF NON-EXECUTIVE DIRECTOR
Jul 24 2008	MISCELLANEOUS :: BOARD CHANGES
Jul 24 2008	MISCELLANEOUS :: RESULTS OF 35TH ANNUAL GENERAL MEETING ("AGM") ON 24 JULY 2008
Jul 24 2008	FIRST QUARTER FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
Jul 16 2008	MISCELLANEOUS :: SATS RELEASES 1QFY2008/09 RESULTS ON 24 JULY 2008
Jul 14 2008	MISCELLANEOUS :: OPERATING DATA FOR JUNE 2008
Jul 01 2008	MISCELLANEOUS :: DISCLOSURE IN COMPLIANCE WITH RULE 704(27) OF THE LISTING MANUAL ON THE GRANT OF EMPLOYEE SHARE OPTIONS

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RECEIVED
2008 OCT -7 P 12:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

In addition to the Web Site Terms and Conditions of Use and the disclaimer found therein, please take note that the information contained in these announcements is sent to SGX electronically by listed companies and SGX does not verify the same.

For archive announcements, please contact us at tel: (65) 6236 8555 or email: data@sgx.com to find out more.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
08 AUG 2008	Lodgment of Annual Return of Company – Singapore Airport Terminal Services Limited
ESOP 738 08 AUG 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
01 AUG 2008	Lodgment of Return of Allotment of Shares – 2,288,904 shares
28 JULY 2008	Lodgment of Notice of Resolution passed at the Annual General Meeting of Singapore Airport Terminal Services Limited held on 24 July 2008
25 JULY 2008	Lodgment of Appointment/Cessation of Appointment – Mr Mak Swee Wah/Mr Chew Choon Seng wef 24 July 2008
RSP 1 23 JULY 2008	Lodgment of Return of Allotment of Shares – 87,910 shares
ESOS 737 18 JULY 2008	Lodgment of Return of Allotment of Shares – 50,000 shares
18 JULY 2008	Lodgment of Return of Allotment of Shares – 5,200 shares
18 JULY 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
18 JULY 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
18 JULY 2008	Lodgment of Return of Allotment of Shares – 100 shares
18 JULY 2008	Lodgment of Return of Allotment of Shares – 100 shares

ESOS 736

15 JULY 2008	Lodgment of Return of Allotment of Shares – 41,500 shares
15 JULY 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
15 JULY 2008	Lodgment of Return of Allotment of Shares – 2,600 shares

ESOS 735

11 JULY 2008	Lodgment of Return of Allotment of Shares – 35,500 shares
11 JULY 2008	Lodgment of Return of Allotment of Shares – 4,800 shares
11 JULY 2008	Lodgment of Return of Allotment of Shares – 4,800 shares
11JULY 2008	Lodgment of Return of Allotment of Shares – 4,800 shares
11 JULY 2008	Lodgment of Return of Allotment of Shares – 4,800 shares

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GST No. :M9-0008879-T

RECEIPT

Date/Time : 08/08/2008 15:02

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Receipt No	: ACR0000002944549A
Transaction No	: C080297995
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgement of Annual Return of Company **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	20.00	1	20.00
		Total (S$) :		20.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 505.00

This is a computer-generated receipt. No signature is required.

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NOTE: Before filing the Annual Return, please obtain the confirmation from the company director(s)/secretary **not more than 14 days** prior to the filing of this return, that the information contained in this return is correct.

Office, Officers and Charges Details

Name of Company : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Registration No : **197201770G**

Principal Activity(ies)
[Click Here to change if the Principal Activity is different]

SSIC Code(I) : BANK/FINANCIAL HOLDING COMPANIES(65931)

SSIC Description(I) : HOLDING COMPANIES

SSIC Code(II) :

SSIC Description(II) :

Registered Office Address
[Click Here to change if the Registered Office Address is different]

20, AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE(819659)

Address where Register of Members kept if other than the Registered Office
[Click Here to change if the Address where Register of Members kept is different]

138 ROBINSON ROAD #17-00 THE CORPORATE OFFICE
SINGAPORE 068906

Particulars of Directors, Managers, Secretaries, Auditors, Shareholders as at: 08/08/2008
[Click Here to change if the particulars are different]

Director(s):

S/No. **Name** **Identification No.** **Date of Appointment**

	Address		Nationality
1	DAVID ZALMON BAFFSKY 1B WENTWORTH PLACE, POINT PIPER NSW 2027 SYDNEY, AUSTRALIA	E1009565	15/05/2008 AUSTRALIAN
2	OW CHIN HOCK 137, SUNSET WAY #01- 07 CLEMENTI PARK SINGAPORE(597159)	S0036442H	21/05/2002 SINGAPORE CITIZEN
3	NG KEE CHOE 9, WILTSHIRE ROAD SINGAPORE(466385)	S0070715E	01/03/2000 SINGAPORE CITIZEN
4	TAY AH KEE KEITH 25, GREENLEAF AVENUE BAN GUAN PARK SINGAPORE(279606)	S1271626E	26/07/2007 SINGAPORE CITIZEN
5	KHAW KHENG JOO 61, HOLLAND GROVE DRIVE HOLLAND GROVE PARK SINGAPORE(278889)	S2533854E	19/07/2005 SINGAPORE CITIZEN
6	RAJIV BEHARI LALL SANGHI HOUSE, 3RD FLOOR, 94 NEPEAN SEA ROAD MUMBAI-400006, INDIA	Z1742995	05/05/2008 INDIAN
7	MAK SWEE WAH 522, EAST COAST ROAD #15- 04 OCEAN PARK SINGAPORE(458966)	S2555499Z	24/07/2008 SINGAPORE CITIZEN
8	CHENG WAI WING EDMUND 16, PEEL ROAD SINGAPORE(248620)	S2163476Z	22/05/2003 SINGAPORE CITIZEN
9	YEO CHEE TONG 54, LILAC DRIVE LILAC PARK SINGAPORE(808234)	S1342207I	19/05/2006 SINGAPORE CITIZEN

Secretary(ies):

S/No.	Name Address	Identification No.	Date of Appointment Nationality

1	SHIREENA JOHAN WOON 33, JALAN TARI SERIMPI SINGAPORE(799120)	S1792374I	01/04/2006 SINGAPORE CITIZEN

Auditor(s):

S/No.	Name Address	Identification No.	Date of Appointment
1	ERNST & YOUNG LLP 1, RAFFLES QUAY #18- 01 SINGAPORE(048583)	LL0800859L	03/05/1973

List of Registered Charges

[**Click Here** to change if the Registered Charge(s) is different]

--- NILL ---

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Share Capital Details

Name of Company :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Registration No :	**197201770G**

Summary of Share Capital and Shares
[Click Here to change if it is different]

Currency :	**SINGAPORE, DOLLARS**		
Class of Shares :	**Ordinary**	**Preference**	**Others**
Number of Shares :	1079209094	0	0
Issued Share Capital :	243696858.17	0.00	0.00
Paid-up Share Capital :	243696858.17	0.00	0.00

Other Information on Shares (to be updated prior to filing of Annual Return)

Please fill in the information where applicable.	**Ordinary**	**Preference**	**Others**
(i) Shares paid in cash :			
(a) **Number** of shares issued subject to payment wholly in cash :	1076920190	0	0
(ii) Shares paid otherwise than in cash (i.e. non-cash):			
(a) **Number** of shares issued as fully paid up otherwise than in cash :	2288904	0	0
(b) **Total amount**, if any, agreed to be considered as paid on those (i.e. the above) shares which have been deemed issued as fully paid up otherwise than in cash:	4646475	0	0
(iii) Partly paid otherwise than in cash (i.e. non-cash):			
(a) **Number** of shares issued as partly paid up to the extent of SINGAPORE, DOLLARS per share otherwise than in cash :	0	0	0
(b) **Total amount**, if any, agreed to be considered as paid on those			

(i.e. the above) shares which have been issued as partly paid up to that extent :	0	0	0
(c) **Total amount**, if any, agreed to be considered as unpaid on those shares:	0	0	0

(iv) Forfeited shares:

(a)**Total number** of shares forfeited since the date of the last summary of return or if none had been filed previously, the date of incorporation :	0	0	0

(v) Treasury Shares
[Click Here to change if it is different]

(a) **Total Number** of ordinary shares held as treasury shares :

(vi) Calls:

(a) **Additional calls** paid since the date of the last return: (Note: This includes all amounts paid pursuant to calls (whether on account of the par or premium): see Section 62(B)(2) Companies Act.	0	0	0
(b) **Total amount** of calls unpaid:	0	0	0

(*Note : Upon submitting the AR, 'Paid-up Share Capital' will include the additional calls paid)

(vii) Commissions (debentures):

(a)**Total amount** of the sums, if any, paid by way of commission in respect of any debentures since the date of the last return or if none had been filed previously, since the date of incorporation:	0	0	0

Explanatory notes (if any) :
(max 2000 characters)

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AGM and Financial Details

Name of Company :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Registration No :	**197201770G**
Date of Annual Return :	08/08/2008 (dd/mm/yyyy)
Date of Annual General Meeting: * [?]	24/07/2008 (dd/mm/yyyy)
Date Financial Statements made up to :	31/03/2008 (dd/mm/yyyy) [Click Here to change if the Financial Year End is different]

Order for Relief from Compliance with requirements of form and content granted under section 202

Date of Order :	--NIL--
Description of Order :	--NIL--

Documents other than financial statements

Attach other document(s) if required by any other law to be filed with this Annual Return (apart from the financial statements).

Attachment : (must be in pdf format, max 2 MB size) [Browse...]

Filing Options (Select one of the following) *:

○ **Option A - Full XBRL format** (A company which chooses to file its full set of financial statements in XBRL format (Option A) for its Annual Return must have used FS Manager to prepare its full set of financial statements which were tabled at the AGM or, in the case of a private company which has dispensed with holding an AGM, which were sent to the shareholders of the company. **If FS Manager was NOT used to prepare those financial statements, Option B of partial XBRL should be selected.**)

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○ **Option C - Full PDF format** Filing full set of financial statements in PDF attachment only. The company is not required to file its financial statements in XBRL format as it falls under the excluded categories below. (Select one of the following):

○ Banks, insurance companies and finance companies whose activities are regulated by the Monetary Authority of Singapore;

○ Companies that are allowed by law to prepare financial statements in accordance with accounting standards other than the Singapore Financial Reporting Standards and the International Financial Standards;

○ Other companies which have been approved by ACRA.

Date of approval [ ] (dd/mm/yyyy)

Please provide reasons: [ ]

Partial Financial Statements in XBRL format (i.e. Balance Sheet, Income Statement):

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- In FS Manager, click on **Proceed** on each subsequent page to review the statements until **Confirm Financial Statements** page.
- Click on **Upload Financial Statements** to upload the statements to BizFile.
- After the financial statements has been uploaded successfully, click on **Quit FS Manager** to exit FS Manager and return to this AR screen.
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- If you had successfully uploaded XBRL financial statements, it will be shown below.
- To edit or view the financial statements, please click on the **Financial Year End** hyperlink.
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- Click **Next** to proceed further.

S/No.	Financial Year End	Uploaded By	Date	Select
1.	31/03/2008	LIM HONG ENG	0508200809:11:21	◉

For Financial Statements in PDF *:

Attach full set of financial statement as tabled at or used for the purposes of the Company's AGM.
(If document size does not exceed 2 MB, please attach it in Attachment 1. If it exceeds 2MB, the file must be split into two attachments of maximum 2 MB each)

Attachment 1: [ ] Browse...
Singapore Airport Terminal Services Limited (Annual FS)_PartA20080808124722.pdf

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Singapore Airport Terminal Services Limited (Annual FS)_PartB20080808124725.pdf

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Declaration

Name of Company : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Registration No : **197201770G**

Please click applicable option:

○ I, LIM HONG ENG SUSANNA, SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, director/secretary of the company, hereby declare that:-

◉ I, LIM HONG ENG SUSANNA, SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, hereby declare that I have verified from [SHIREENA JOHAN WOON (S1792374I)], directory/secretary of the company that:-

(i) the particulars of the above company in this Annual Return are accurate and up to date as at [08/08/2008] dd/mm/yyyy (date verified by above director/secretary must not be more than 14 days prior to the date of lodgement);

(ii) [the abovenamed director/secretary has] made an inspection of the share register and confirmed that transfers [have] been registered since the date of [the last annual return]; and

I, LIM HONG ENG SUSANNA, SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, also declare that I have verified from [CHENG WAI WING EDMUND (S2163476Z)], director of the company that the financial statements herewith have been prepared in accordance with Part VI of the Companies Act and where applicable, the partial financial information in XBRL format or information in the financial highlights stated herein is accurate.

☑ Click to confirm the above declaration.

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GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002943901A	Date/Time : 08/08/2008 10:47
Transaction No	: C080297256	Print Back
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 525.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

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Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S1271626E / TAY AH KEE KEITH
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2555499Z / MAK SWEE WAH

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.05		
unpaid :	0		
Date of Allotment:	05/08/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1079209094**	**0**	**0**
Amount of Issued Share Capital :	**243696858.17**	**0**	**0**
Amount of Paid-up Share Capital :	**243696858.17**	**0**	**0**

Allotment of 2,288,904 Shares (scrip) @ $2.03/share
Date: 30 July 2008

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002935070A

Date/Time : 01/08/2008 12:41

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Transaction No : C080287094

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 535.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ E1009565 / DAVID ZALMON BAFFSKY
- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S1271626E / TAY AH KEE KEITH
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

☐ S2555499Z / MAK SWEE WAH
☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (For a consideration other than cash) *

Applicable only if share is NOT payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2288904		
Amount deemed to be paid on each share e.g. 999999.9999999999:	2.03		
Amount unpaid on each share :	0		

The consideration for which the shares have been allotted : Purchase of 1502971 shares in Country Foods Pte Ltd (max 60 characters)

Date of Allotment : 30/07/2008

Particulars of Shares

Please choose either option 1 OR option 2

○ Option 1 - Statement containing particulars of shares allotted otherwise than for cash
◉ Option 2 - Contract in writing

Option 1

Statement containing particulars of shares allotted otherwise than for cash *

1. The shares were allotted to the allotees :

◉ pursuant to a contract not reduced to writing.
○ pursuant to a provision in the memorandum or articles.
○ in satisfaction of a dividend in favour of, but not payable in cash to, the shareholders or in pursuance of the application of monies held in an account or reserves.

2. Particulars sufficient to show the entitlement of the allottees to the allotment of shares where the allotment was made pursuant to -

○ a contract not reduced to writing.
○ a provision in the memorandum or articles are as follows :

Particulars of Clause(s) or Article (s) :

(Set out nature, date of, and parties to, the contract, or insert "Clause

(max. 100 characters)

(s) numbered..." in the memorandum or "Article(s) numbered...")

3. The particulars of the resolution or other authority by virtue of which -

○ an allotment was made in satisfaction of a dividend declared in favour of, but not payable in cash to, the shareholders.

○ an account or reserve was applied directly in paying up for the shares are as follows :

Summary of the provisions of the resolution :

(max. 100 characters)

(Set out the date and a summary of the provisions of the resolution or other authority.)

Attachment:

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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4. The particulars of the consideration in respect of which the allotment of shares was made are as follows:

a) Nature of consideration :

(max. 100 characters)

(If the consideration for the allotment of the shares is services or any consideration other than that mentioned in paragraph 4 (b), state the nature of that consideration.)

b) Brief description of property :

(max. 100 characters)

(If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give a brief description of that property and the particulars of the manner in which the purchase price is to be satisfied.)

Total amount deemed as paid on shares allotted otherwise than for cash : eg. 9999999999.99

Cash eg. 9999999999.99

Amount of debt released or

liabilities assumed (including mortgages on property) :		eg. 9999999999.99

c) Show how the total purchase price is apportioned between each item.

Freehold property and fixed plant and machinery and other fixtures thereon, leasehold property		eg. 9999999999.99
Fixed plant and machinery on leasehold property (including tenant's, trade and other fixtures		eg. 9999999999.99
Equitable interests in freehold or leasehold property		eg. 9999999999.99
Loose plant and machinery, stock in trade, and other chattels		eg. 9999999999.99
Goodwill and benefit of contracts		eg. 9999999999.99
Patents, designs and trade marks, licences, copyrights, etc		eg. 9999999999.99
Books and other debts		eg. 9999999999.99
Cash in hand and at bank on current account, bills, notes, etc		eg. 9999999999.99
Cash on deposit at bank and elsewhere		eg. 9999999999.99
Shares, debentures and other investments		eg. 9999999999.99
Other property, viz		(max. 100 characters)

 # Option 2

Contract in writing

Nature of Document : **Contract in writing**

Date of Document : 24/07/2008 (dd/mm/yyyy)

Text of Document : Allotment pursuant to Sale & Purchase Agmt dated 24/07/08 (max. 60 characters)

(If the space is insufficient, please attach the document)

Attachment : Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1079206494**	**0**	**0**
Amount of Issued Share Capital :	**243691528.17**	**0**	**0**
Amount of Paid-up Share Capital :	**243691528.17**	**0**	**0**

4646475.12

(2.01)

Lodgment of Notice of Resolution passed at the AGM of SATS held on 24 July 2008

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002922708A

Date/Time : 28/07/2008 10:47

Transaction No : C080270991

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Notice Of Resolution (Others) **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 545.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Notice of Resolution

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Record saved successfully.

Notice of Resolution

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting :* members

Place of Meeting :* OLIVIA ROOM, RAFFLES CITY CONVENTION CENTRE, LEVEL 4
SWISSOTEL THE STAMFORD, 2 STAMFORD ROAD, SINGAPORE 178882

Date of Meeting :* 24/07/2008 (dd/mm/yyyy)

Resolution Type :* Ordinary Resolution

Description :* (max 2000 charecters)
PLEASE SEE ANNEXURE A ATTACHED

Attachment :* (copy of resolution)

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SATS AGM-Notice of Resolution-Annexure A20080728104328.pdf

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184G)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY / Director
- [ ] S0036442H / OW CHIN HOCK / Director
- [ ] S0070715E / NG KEE CHOE / Director
- [ ] S1271626E / TAY AH KEE KEITH / Director
- [ ] S1342207I / YEO CHEE TONG / Director
- [x] S1792374I / SHIREENA JOHAN WOON / Secretary
- [ ] S2163476Z / CHENG WAI WING EDMUND / Director
- [ ] S2533854E / KHAW KHENG JOO / Director
- [ ] S2555499Z / MAK SWEE WAH / Director
- [ ] Z1742995 / RAJIV BEHARI LALL / Director

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person (s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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ANNEXURE A

This is Annexure A attached to the Notice of Resolution relating to the ordinary resolutions passed at the Annual General Meeting of Singapore Airport Terminal Services Limited held on 24 July 2008.

IT WAS RESOLVED THAT:

Ordinary Resolution 10

"That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

Ordinary Resolution 11

"That the Directors be and are hereby authorised to:

(a) offer and grant options in accordance with the provisions of the SATS Employee Share Option Plan ("**Share Option Plan**") and/or to grant awards in accordance with the provisions of the SATS Performance Share Plan ("**Performance Share Plan**") and/or the SATS Restricted Share Plan ("**Restricted Share Plan**") (the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, together the "**Share Plans**"); and

(b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Share Plan,

provided always that the aggregate number of ordinary shares to be issued pursuant to the Share Plans shall not exceed 15 per cent. of the total number of issued ordinary shares in the capital of the Company from time to time."

Ordinary Resolution 12

12. That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual ("**Chapter 9**") of the SGX-ST, for the Company, its subsidiaries and associated companies that are "entities at risk" (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in the Appendix to the Letter to Shareholders dated 13 June 2008 (the "**Letter to Shareholders**") with any party who is of the class of interested

sats
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persons described in the Appendix to the Letter to Shareholders, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

Dated this 28th day of July 2008.

Shireena Johan Woon
Company Secretary

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

App't / Amendment (Mok Suet Yan/Chng ...)

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002920593A

Transaction No : C080268337

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 25/07/2008 14:55

Print Back

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	CHANGE OF PARTICULARS, APPOINTMENT OR CESSATION OF COMPANY OFFICERS OR AUDITORS **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 555.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Appt of ... w.e.f. 24/7/08

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Change of Particulars, Appointment or Cessation of Company Officers or Auditors

Please fill in the following information. Fields marked * must be completed.

Company Information

Registration No : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

List of Directors, Managing Directors, Secretaries, Managers (click on hyperlink to edit information of officer)

S/No	Identification No. of Officer	Name of Officer	Position Held
1	E1009565	DAVID ZALMON BAFFSKY	DIRECTOR
2	S0036442H	OW CHIN HOCK	DIRECTOR
3	S0070715E	NG KEE CHOE	DIRECTOR
4	S1271626E	TAY AH KEE KEITH	DIRECTOR
5	S1342207I	YEO CHEE TONG	DIRECTOR
6	S1792374I	SHIREENA JOHAN WOON	SECRETARY
7	S2163476Z	CHENG WAI WING EDMUND	DIRECTOR
8	S2533854E	KHAW KHENG JOO	DIRECTOR
9	S2555499Z	MAK SWEE WAH	DIRECTOR
10	Z1742995	RAJIV BEHARI LALL	DIRECTOR

To Report Appointment of New Officer [Officer]

List of Alternate Directors (click on hyperlink to edit information of alternate director)

S/No	Identification No. of Alternate Director	Name of Alternate Director

To Report Appointment of New Alternate Director [Alternate Director]

List of Audit Firm (click on hyperlink to edit information of audit firm)

S/No	Audit Firm No.	Name of Audit Firm
1	LL0800859L	ERNST & YOUNG LLP

To Report Appointment of New Audit Firm [Audit Firm]

[Submit]

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Change of Particulars, Appointment or Cessation of Company Officers or Auditors - Appointment of Company Officer

Please fill in the following information. Fields marked * must be completed.

Particulars of Company Officer

Identification No. : * S2555499Z [Retrieve Details]

Identification Type : * NRIC

Name of Officer : * MAK SWEE WAH

Nationality : * SINGAPORE CITIZEN (SG)

Mobile No. :

Email Address :

Address : *

Address Type : ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 458966 [Retrieve Address]

Block/House No. : 522

Street Name : **EAST COAST ROAD**

Unit : # 15 - 04

Building/Estate Name : **OCEAN PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

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Change of Particulars, Appointment or Cessation of Company Officers or Auditors - Position Held by Company Officer

Please fill in the following information. Fields marked * must be completed.

Position(s) Held by Company Officer

Position Held : *	DIRECTOR	
Appointment Date : *	24/07/2008	(dd/mm/yyyy)
Date Appointment ceases :		(dd/mm/yyyy)

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Retirement of Chew Choon Seng - wef 26/07/2008
(both same date - retirement & appointment)

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Please fill in the following information. Fields marked * must be completed.

Company Information

Registration No : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

List of Directors, Managing Directors, Secretaries, Managers (click on hyperlink to edit information of officer)

S/No	Identification No. of Officer	Name of Officer	Position Held
1	E1009565	DAVID ZALMON BAFFSKY	DIRECTOR
2	S0036442H	OW CHIN HOCK	DIRECTOR
3	S0070715E	NG KEE CHOE	DIRECTOR
4	S02234645A	CHEW CHOON SENG	
5	S1271626E	TAY AH KEE KEITH	DIRECTOR
6	S1342207I	YEO CHEE TONG	DIRECTOR
7	S1792374I	SHIREENA JOHAN WOON	SECRETARY
8	S2163476Z	CHENG WAI WING EDMUND	DIRECTOR
9	S2533854E	KHAW KHENG JOO	DIRECTOR
10	Z1742995	RAJIV BEHARI LALL	DIRECTOR

To Report Appointment of New Officer [Officer]

List of Alternate Directors (click on hyperlink to edit information of alternate director)

S/No	Identification No. of Alternate Director	Name of Alternate Director

To Report Appointment of New Alternate Director [Alternate Director]

List of Audit Firm (click on hyperlink to edit information of audit firm)

S/No	Audit Firm No.	Name of Audit Firm
1	LL0800859L	ERNST & YOUNG LLP

To Report Appointment of New Audit Firm [Audit Firm]

[Submit]

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Change of Particulars, Appointment or Cessation of Company Officers or Auditors - Changes of Particulars of Company Officer

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Particulars of Company Officer

Please indicate in the checkbox the type of change applicable.

Mobile No. :

Email Address :

Identification Type : NRIC

☐ **Change Identification**

Identification No. : **S0234645A**

New Identification No. :

Date of Change : (dd/mm/yyyy)

☐ **Change Name**

Name of Officer : **CHEW CHOON SENG**

New Name of Officer :

Date of Change : (dd/mm/yyyy)

☐ **Change Nationality**

Nationality : **SINGAPORE CITIZEN (SG)**

New Nationality :

Date of Change : (dd/mm/yyyy)

☐ **Change Address**

Address :

Address Type: **Local**

Local Address (If Address Type is Local Address)

Postal Code : **588319**

Block/House No. : **45**

Street Name : **SIAN TUAN AVENUE**

Unit : **# -**

Building/Estate Name : **HONG KONG PARK**

Foreign Address (If Address Type is Foreign Address)

Address :

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Change of Particulars, Appointment or Cessation of Company Officers or Auditors - Cessation of Company Officer

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Position(s) Held by Company Officer

Position Held : DIRECTOR

Appointment Date : 01/06/1996

Cessation Date : * 24/07/2008 (dd/mm/yyyy)
(Date of Change)

Reason for Cessation : * Resigned

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GST No. :M9-0008879-T

RECEIPT

Date/Time : 23/07/2008 09:05

Print Back

Receipt No	: ACR0000002915485A
Transaction No	: C080262530
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 565.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ E1009565 / DAVID ZALMON BAFFSKY
- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1271626E / TAY AH KEE KEITH
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (For a consideration other than cash) *

Applicable only if share is NOT payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	87910		
Amount deemed to be paid on each share e.g. 999999.9999999999:	0		
Amount unpaid on each share :	0		

The consideration for which the shares have been allotted : Shares vested pursuant to SATS Restricted Share Plan (max 60 characters)

Date of Allotment : 22/07/2008

Particulars of Shares

Please choose either option 1 OR option 2

○ Option 1 - Statement containing particulars of shares allotted otherwise than for cash

◉ Option 2 - Contract in writing

Option 1

Statement containing particulars of shares allotted otherwise than for cash *

1. The shares were allotted to the allotees :

◉ pursuant to a contract not reduced to writing.

○ pursuant to a provision in the memorandum or articles.

○ in satisfaction of a dividend in favour of, but not payable in cash to, the shareholders or in pursuance of the application of monies held in an account or reserves.

2. Particulars sufficient to show the entitlement of the allottees to the allotment of shares where the allotment was made pursuant to -

○ a contract not reduced to writing.

○ a provision in the memorandum or articles are as follows :

Particulars of Clause(s) or Article(s) :

(Set out nature, date of, and parties to, the contract, or insert "Clause

(max. 100 characters)

(s) numbered..." in the memorandum or "Article(s) numbered...")

3. The particulars of the resolution or other authority by virtue of which -

○ an allotment was made in satisfaction of a dividend declared in favour of, but not payable in cash to, the shareholders.

○ an account or reserve was applied directly in paying up for the shares are as follows :

Summary of the provisions of the resolution :

(max. 100 characters)

(Set out the date and a summary of the provisions of the resolution or other authority.)

Attachment:

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

4. The particulars of the consideration in respect of which the allotment of shares was made are as follows:

a) Nature of consideration :

(max. 100 characters)

(If the consideration for the allotment of the shares is services or any consideration other than that mentioned in paragraph 4 (b), state the nature of that consideration.)

b) Brief description of property :

(max. 100 characters)

(If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give a brief description of that property and the particulars of the manner in which the purchase price is to be satisfied.)

Total amount deemed as paid on shares allotted otherwise than for cash : eg. 9999999999.99

Cash eg. 9999999999.99

Amount of debt released or liabilities assumed (including mortgages on eg. 9999999999.99

property) :

c) Show how the total purchase price is apportioned between each item.

Freehold property and fixed plant and machinery and other fixtures thereon, leasehold property		eg. 9999999999.99
Fixed plant and machinery on leasehold property (including tenant's, trade and other fixtures		eg. 9999999999.99
Equitable interests in freehold or leasehold property		eg. 9999999999.99
Loose plant and machinery, stock in trade, and other chattels		eg. 9999999999.99
Goodwill and benefit of contracts		eg. 9999999999.99
Patents, designs and trade marks, licences, copyrights, etc		eg. 9999999999.99
Books and other debts		eg. 9999999999.99
Cash in hand and at bank on current account, bills, notes, etc		eg. 9999999999.99
Cash on deposit at bank and elsewhere		eg. 9999999999.99
Shares, debentures and other investments		eg. 9999999999.99
Other property, viz		(max. 100 characters)

 # Option 2

Contract in writing

Nature of Document : **Contract in writing**

Date of Document : 19/07/2005 (dd/mm/yyyy)

Text of Document : SATS Restricted Share Plan approved by shareholders at EGM (max. 60 characters)

(If the space is insufficient, please attach the document)

Attachment : Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076917590**	**0**	**0**
Amount of Issued Share Capital :	**239045053.05**	**0**	**0**
Amount of Paid-up Share Capital :	**239045053.05**	**0**	**0**

(737) (6)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 18/07/2008 10:20

Print Back

Receipt No	: ACR0000002909201A
Transaction No	: C080255224
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 75.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE KEITH
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	50000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.05		
unpaid :	0		
Date of Allotment:	14/07/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076829680**	**0**	**0**
Amount of Issued Share Capital :	**239045053.05**	**0**	**0**
Amount of Paid-up Share Capital :	**239045053.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002909187A

Date/Time : 18/07/2008 10:17

Transaction No : C080255209

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 85.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ E1009565 / DAVID ZALMON BAFFSKY
- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1271626E / TAY AH KEE KEITH
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	14/07/2008		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076779680**	**0**	**0**
Amount of Issued Share Capital :	**238942553.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238942553.05**	**0**	**0**

C737\(6)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002909178A
Transaction No	: C080255196
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 18/07/2008 10:15

Print Back

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 95.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ E1009565 / DAVID ZALMON BAFFSKY
- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1271626E / TAY AH KEE KEITH
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	14/07/2008		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076774480**	**0**	**0**
Amount of Issued Share Capital :	**238931009.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238931009.05**	**0**	**0**

(737B)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 18/07/2008 10:12

Receipt No : ACR0000002909161A

Transaction No : C080255184

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Print | Back

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 105.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE KEITH
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	14/07/2008		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076771880**	**0**	**0**
Amount of Issued Share Capital :	**238925705.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238925705.05**	**0**	**0**

(737) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002909135A

Date/Time : 18/07/2008 10:09

Transaction No : C080255161

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 115.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ E1009565 / DAVID ZALMON BAFFSKY
- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1271626E / TAY AH KEE KEITH
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.55		
unpaid :	0		
Date of Allotment:	14/07/2008		

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076769280**	**0**	**0**
Amount of Issued Share Capital :	**238922013.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238922013.05**	**0**	**0**

(737) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 18/07/2008 10:05

Receipt No : ACR0000002909119A

Transaction No : C080255153

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Print Back

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 125.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE KEITH
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the

(maximum 300 characters)

written resolution :

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.19		
unpaid :	0		
Date of Allotment:	14/07/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076769180**	**0**	**0**
Amount of Issued Share Capital :	**238921858.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238921858.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002904259A

Date/Time : 15/07/2008 16:27

Transaction No : C080249815

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 135.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ E1009565 / DAVID ZALMON BAFFSKY
- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1271626E / TAY AH KEE KEITH
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	41500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.05		
unpaid :	0		
Date of Allotment:	10/07/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076769080**	**0**	**0**
Amount of Issued Share Capital :	**238921739.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238921739.05**	**0**	**0**

RECEIPT

Receipt No.	: ACR0000002903948A	GST No. : M9-0008879-T
Transaction No.	: C080249482	Date/Time : 15/07/2008 15:18:02
Agency	: ACRA	
Application	: BizFILE PAYMENT SERVICE	
Paid Via	: DEPOSIT SERVICE ACCOUNT	
EP Ref No.	: -	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659
Deposit Service Account No.: 030066

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ E1009565 / DAVID ZALMON BAFFSKY
☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1271626E / TAY AH KEE KEITH
☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	10/07/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076727580**	**0**	**0**
Amount of Issued Share Capital :	**238836664.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238836664.05**	**0**	**0**

(736) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002903927A

Date/Time : 15/07/2008 15:14

Transaction No : C080249461

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 155.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ E1009565 / DAVID ZALMON BAFFSKY
- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1271626E / TAY AH KEE KEITH
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.75		
unpaid :	0		
Date of Allotment:	10/07/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076724980**	**0**	**0**
Amount of Issued Share Capital :	**238832972.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238832972.05**	**0**	**0**

(735) (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002898848A

Date/Time : 11/07/2008 09:44

Transaction No : C080243712

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 165.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ E1009565 / DAVID ZALMON BAFFSKY
- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1271626E / TAY AH KEE KEITH
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	35500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.05		
unpaid :	0		
Date of Allotment:	07/07/2008		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076722380**	**0**	**0**
Amount of Issued Share Capital :	**238828422.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238828422.05**	**0**	**0**

(735) (4

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002898835A
Transaction No	: C080243696
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 11/07/2008 09:41

Print Back

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 175.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE KEITH
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	07/07/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076686880**	**0**	**0**
Amount of Issued Share Capital :	**238755647.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238755647.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002898822A

Date/Time : 11/07/2008 09:37

Transaction No : C080243687

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 185.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE KEITH
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	07/07/2008		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076682080**	**0**	**0**
Amount of Issued Share Capital :	**238745855.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238745855.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002898813A

Date/Time : 11/07/2008 09:34

Transaction No : C080243680

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 195.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE KEITH
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.75		
unpaid :	0		
Date of Allotment:	07/07/2008		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076677280**	**0**	**0**
Amount of Issued Share Capital :	**238739039.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238739039.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002898806A

Date/Time : 11/07/2008 09:31

Transaction No : C080243674

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 205.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ E1009565 / DAVID ZALMON BAFFSKY
- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1271626E / TAY AH KEE KEITH
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	07/07/2008		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076672480**	**0**	**0**
Amount of Issued Share Capital :	**238730639.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238730639.05**	**0**	**0**

END